Exhibit 2.2

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

GORES MALIBU HOLDINGS (LUXEMBOURG) S.À R.L.

and

3256890 NOVA SCOTIA LIMITED,

as the Buyers

and

Liz Claiborne, Inc.

and

Liz Claiborne Canada Inc.,

as the Sellers

______________________________

Dated as of September 1, 2011

______________________________

i

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(Continued)

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Exhibits

Exhibit A                                        Sample Working Capital

Exhibit B          Form of Transition Services Agreement

Exhibit C          Form of Assignment Agreement

Exhibit D          Form of Domain Name Assignment Agreement

Exhibit E           Parent Bridge Financing Term Sheet

Exhibit F           CanCo Guarantee

Disclosure Letters

Sellers Disclosure Letter

Parent Disclosure Letter

v

INDEX OF DEFINED TERMS

Term	Section

ABL Agent	7.10(a)
ABL Canadian Obligations	7.10(a)
ABL Credit Agreement	1.1(a)
Accounting Firm	2.8(c)
Accounting Rules	1.1(b)
Acquired Companies	1.1(c)
Affiliate	1.1(d)
Agreement	Preamble
Allocation Schedule	2.9(b)
Allocations	2.9
Ancillary Agreements	1.1(e)
Applicable Continuation Period	8.2
Applicable Exchange	1.1(f)
Assigned Mexx Canada Benefit Plans	1.1(g)
Assignment Agreement	3.2(a)
Assumed Liabilities	2.3
Automatic Transfer Employee	8.1(a)
Automatic Transfer Jurisdiction	1.1(h)
Books and Records	2.1(f)
Business Day	1.1(i)
Buyer Assets	5.6
Buyer Indemnitees	7.2(b)
Buyers	Preamble
Buyers Benefit Plans	8.3
Canadian Sublimit	1.1(j)
Canadian Release Letter	7.10(a)
CanCo	Preamble
CanCo Guarantee	9.3(d)
Cap	7.2(c)(i)
Capital Stock	1.1(k)
Cash Purchase Price	1.1(l)
Chosen Courts	11.4
Claim	11.2(a)(iv)
Claiming Party	7.4(a)
Closing	3.1
Closing Date	3.1
Closing Indebtedness	1.1(m)
Closing Indebtedness Target	1.1(n)
Closing Net Working Capital	2.8(a)
Closing Statement	2.8(a)
Code	1.1(o)

INDEX OF DEFINED TERMS
(Continued)

Term	Section

Company	Preamble
Company Guarantees	7.12(a)
Competition Act (Canada)	1.1(q)
Competition Act Approval	1.1(p)
Competition Law	1.1(r)
Confidentiality Agreement	6.4(c)
Consent	2.6(a)
Consulting Firm	7.1(b)
Contest	7.3(b)
Contract	1.1(s)
Copyrights	1.1(t)
Current Assets	1.1(u)
Current Liabilities	1.1(v)
Damages	7.2(a)
Debt Financing	5.7(a)
Deductible	7.2(c)(i)
Delayed Asset	2.6(a)
DGCL	1.1(w)
Disclosed Conditions	5.7(d)
Dispute Resolution Date	7.1(b)
Domain Name Assignment Agreement	3.2(b)
Enforceability Exceptions	1.1(x)
Environmental Law	4.13(a)
Equity Commitment Letter	5.7(a)
Equity Financing	5.7(a)
Estimated Closing Indebtedness	2.7(b)
Estimated Net Working Capital	2.7(b)
EuCo	1.1(y)
Excess Amount	7.4(a)
Exchange Act	4.3(a)
Exchange Rate	1.1(aa)
Excluded Assets	2.2
Excluded Liabilities	2.4
Expenses	6.9(a)
Final Adjustment Calculation	2.8(f)
Financing	5.7(a)

INDEX OF DEFINED TERMS
(Continued)

Term	Section

First Party	7.4(a)
Fiscal Month End Date	1.1(bb)
Fundamental Representations	1.1(cc)
Funded Indebtedness	1.1(dd)
GAAP	4.5(a)
Governmental Authority	1.1(ee)
Governmental Authorizations	4.3
Group Legal Action	1.1(ff)
Guarantee	5.11
Guarantor	5.11
Hazardous Substances	1.1(gg)
Hedge Contract	1.1(hh)
Indebtedness	1.1(ii)
Indemnified Party	7.2(d)
Indemnifying Party	7.2(d)
Indemnity Payment	7.2(c)(iii)
Initial Adjustment Calculation	2.7(b)
Initiating Party	7.1(a)
Insurance Policies	1.1(jj)
Insurance Proceeds	1.1(kk)
Intellectual Property	1.1(ll)
Investment Canada Act	4.19
IT Systems	4.14(g)
Key Customers	4.18
Key Suppliers	4.18
Knowledge	1.1(mm)
Last Balance Sheet	4.5(a)
Last Balance Sheet Date	Appendix
Law	1.1(nn)
LCCI	Preamble

INDEX OF DEFINED TERMS
(Continued)

Term	Section

Legal Action	1.1(oo)
Lenders	5.7(a)
Liabilities	1.1(pp)
Licensed Intellectual Property	1.1(qq)
Licensed Shared Software	6.3(b)(ii)
Liens	1.1(rr)
Liz Accounts	6.12(a)
Liz Business	1.1(ss)
Liz Indebtedness	1.1(tt)
Liz Service Provider	1.1(uu)
Liz Trademarks	7.5(a)
Material Adverse Effect	1.1(vv)
Material Contracts	4.1
Merger Agreement	1.1(ww)
Merger Ancillary Agreements	1.1(xx)
Merger Closing	1.1(yy)
Merger Sellers Disclosure Letter	1.1(zz)
Mexx Business
Mexx Canada Accounts	6.12(a)
Mexx Canada Business	1.1(bbb)
Mexx Canada Employees	1.1(ccc)
Mexx Canada Employment Contracts	Section 4.13(a)
Mexx Canada Financial Statements	4.5(a)
Mexx Canada Legal Action	1.1(ddd)
Mexx Europe Business	1.1(eee)
Mexx Trademarks	7.5(a)
Misallocated Asset/Liability	7.1(a)
Net Working Capital	1.1(fff)
Non-Assigned Mexx Canada Benefit Plans	8.3
Objections Notice	2.9C)
Objections Statement	2.8(b)
Order	1.1(ggg)
Other Party	7.1(a)
Owned Intellectual Property	1.1(hhh)
Parent	Preamble

INDEX OF DEFINED TERMS
(Continued)

Term	Section

Parent Bridge Financing Termsheet	7.12(b)
Parent Contracts	5.6
Parent Designees	6.4(d)
Parent Disclosure Letter	V
Parent Material Adverse Effect	1.1(iii)
Parties	Preamble
Party	Preamble
Performance Assurance Instruments	7.12(a)
Permits	4.16(a)
Permitted Lien	1.1(jjj)
Person	1.1(kkk)
Policy Holder	7.4(a)
Post-Closing Adjustment Calculation	2.8(a)
Post-Closing Collection Amounts	7.6(b)
Pre-Closing Statement	2.7(b)
Pre-Separation Occurrence Based Insurance Claims	7.4(a)
Proposal	6.16
Proprietary Shared Software	6.3(b)(i)
Purchase Price	2.7(a)
Purchased Assets	2.1
Purchased Contracts	2.1(h)
Purchased Domain Names	1.1(lll)
Purchased Intellectual Property	1.1(mmm)
Real Property	4.15(a)
Real Property Leases	4.15(b)
Registered Intellectual Property	1.1(nnn)
Representatives	1.1(ooo)
Response Period	2.9(c)
Rights	1.1(ppp)
SEC	4.3(a)
Securities Act	1.1(qqq)
Seller Indemnitees	7.2(a)
Seller Permits	4.16(a)
Seller Representative	11.2(a)
Sellers	Preamble
Sellers Benefit Plans	8.3
Sellers Disclosure Letter	IV
Shared Contracts	1.1(rrr)
Shared Software	6.3(b)
Shared Suite Premises	6.14
Shortfall Amount	7.4(a)
Software	1.1(sss)

x

INDEX OF DEFINED TERMS
(Continued)

Term	Section

Specified Material Contracts	1.1(uuu)
Specified Representations	7.2(f)
Sponsor	5.7(a)
Subsidiary	1.1(ttt)
Target Net Working Capital	1.1(uuu)
Tax Purchase Price	2.9(a)
Tax Returns	1.1(vvv)
Taxes	1.1(www)
Termination Date	10.2(a)
Third Party Proceeds	7.2(c)(iii)
Third-Party Claim	7.2(d)
Trademarks	1.1(xxx)
Transactions	1.1(yyy)
Transfer Regulations	1.1(zzz)
Transferred Employees	8.1(a)
Transition Services Agreement	1.1(aaaa)
Undetermined Legal Action	1.1(bbbb)
Unwinding Actions	6.13
VDR	11.1(n)

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of September 1, 2011, by and among Gores Malibu Holdings (Luxembourg) S.à r.l., a Luxembourg limited liability company (“Parent”), 3256890 Nova Scotia Limited, a Nova Scotia company and an indirect wholly-owned Subsidiary of Parent (“CanCo” and, together with Parent, the “Buyers”), Liz Claiborne, Inc., a Delaware corporation (the “Company”) and Liz Claiborne Canada Inc., a Canadian federal corporation and a wholly-owned Subsidiary of the Company (“LCCI” and, together with the Company, the “Sellers” and, the Sellers, together with the Buyers, the “Parties,” and each individually, a “Party”).

RECITALS

WHEREAS, LCCI is engaged in, among other things, the Mexx Canada Business;

WHEREAS, the boards of directors of each of the Sellers have approved this Agreement pursuant to which, at the Closing, CanCo wishes to purchase from LCCI, and LCCI wishes to sell to CanCo, all of LCCI’s right, title and interest in and to certain assets relating to the operation of the Mexx Canada Business (hereinafter defined as the Purchased Assets), subject to certain liabilities (hereinafter defined as the Assumed Liabilities), subject to the terms and conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Sellers to enter into this Agreement, the Guarantor is entering into a Guarantee in favor of the Sellers with respect to the Buyers’ obligations under this Agreement.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1       Definitions.  For purposes of this Agreement:

(a)        “ABL Credit Agreement” means the Second Amended and Restated Credit Agreement, dated as of May 6, 2010, among the Company, Mexx Europe B.V., Juicy Couture Limited and Liz Claiborne Canada Inc., as borrowers, the guarantors party thereto, the lender party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and US Collateral Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent and Canadian Collateral Agent and J.P. Morgan Europe Limited, as European Administrative Agent and European Collateral Agent, as modified by a First Amendment and Consent dated as of March 25, 2011, and Second Amendment dated as of May 19, 2011 and as the same may be further amended, amended and restated, supplemented and otherwise modified from time to time.

(b)        “Accounting Rules” means, collectively, the accounting principles, methods and practices used in preparing the Mexx Canada Financial Statements described in Section 4.5 applied on a consistent basis and in accordance with GAAP provided that to the extent the Mexx Canada Financial Statements were not in accordance with GAAP, then GAAP shall apply.

(c)        “Acquired Companies” means the “Acquired Companies” as defined in the Merger Agreement.

(d)        “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, that neither any Person that owns Capital Stock of the Company nor any Affiliate of such Person shall be deemed to be an Affiliate of the Company by virtue of such Person’s ownership of Capital Stock of the Company.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(e)        “Ancillary Agreements” means: (i) the Assignment Agreement, (ii) the Transition Services Agreement, and (iii) the Domain Name Assignment Agreement.

(f)         “Applicable Exchange” means the New York Stock Exchange.

(g)        “Assigned Mexx Canada Benefit Plans” means the Mexx Canada Benefit Plans identified as such in Section 4.11(a) of the Sellers Disclosure Letter, each of which will be assigned to the Buyers pursuant to Section 8.4.

(h)        “Automatic Transfer Jurisdiction” means any jurisdiction in which the Transfer Regulations apply.

(i)         “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in (i) New York, New York (ii) Toronto, Canada or (iii) Amsterdam, the Netherlands are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

(j)         “Canadian Sublimit” means the “Canadian Sublimit” as defined in the ABL Credit Agreement.

(k)        “Capital Stock” means:  (i) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (ii) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests; and (iii) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

(l)         “Cash Purchase Price” means an amount in cash in Canadian Dollars (CDN$) equal to US$25,000,000 at the Exchange Rate calculated for the Closing Date,  plus (i) if the Initial Adjustment Calculation is a positive number, the amount of the Initial Adjustment Calculation, minus (ii) if the Initial Adjustment Calculation is a negative number, the absolute value of the amount of the Initial Adjustment Calculation.

(m)       “Closing Indebtedness” means the aggregate amount of consolidated Funded Indebtedness of LCCI (to the extent constituting Assumed Liabilities), outstanding as of the close of business on the Fiscal Month End Date immediately prior to the Closing Date (without giving effect to the Transactions), determined in accordance with the Accounting Rules.  Notwithstanding anything to the contrary contained herein, in no event shall “Closing Indebtedness” include any amount owing to or from LCCI or CanCo, on the one hand, and to or from any Acquired Company, on the other hand.

(n)        “Closing Indebtedness Target” means an amount in Canadian Dollars (CDN$) equal to US $20,000,000 at the Exchange Rate calculated for the Closing Date.

(o)        “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(p)        “Competition Act Approval” means (i) the notification required under Part IX of the Competition Act (Canada) shall have been made and the waiting period thereunder shall have expired or been terminated; (ii) the issuance to Parent of an advance ruling certificate by the Commissioner of Competition under subsection 102(1) of the Competition Act (Canada); or (iii) (1) Parent shall have received written advice from the Commissioner of Competition that she or he does not, at this time, intend to make an application under section 92 of the Competition Act (Canada) in respect of the Transactions, and (2) the requirement to notify the Transactions under Part IX of the Competition Act (Canada) shall have been waived pursuant to section 113(c) of the Competition Act (Canada).

(q)        “Competition Act (Canada)” means the Competition Act, R.S.C. 1985, c.c-34 and the regulations thereunder, as amended from time to time.

(r)        “Competition Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition, including any foreign investment Laws.

(s)        “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

(t)         “Copyrights” means all United States and foreign copyrights (whether registered or unregistered) including copyright applications and registrations and all other works of authorship, including patterns, designs, websites (including content) and Software and any copyrights in design libraries, samples, sketches, fit blocks and graphic design files.

(u)        “Current Assets” means, without duplication, the consolidated current assets of LCCI (to the extent constituting Purchased Assets), in each case, as of the close of business on the Fiscal Month End Date immediately prior to the Closing Date (without giving effect to the Transactions), which current assets shall include only the current assets of the type covered by the line items set forth on Exhibit A under the heading “Net Working Capital” and no other assets, and calculated on a basis consistent with the Last Balance Sheet; provided, that in no event shall “Current Assets” include any Tax assets.

(v)        “Current Liabilities” means, without duplication, the consolidated current liabilities of LCCI (to the extent constituting Assumed Liabilities), in each case, as of the close of business on the Fiscal Month End Date immediately prior to the Closing Date (without giving effect to the Transactions), which current liabilities shall include only current liabilities of the type covered by the line items set forth on Exhibit A under the heading “Net Working Capital” and no other liabilities, and calculated on a basis consistent with the Last Balance Sheet; provided, that in no event shall “Current Liabilities” include (i) any amount with respect to Closing Indebtedness or (ii) any Tax Liabilities.

(w)       “DGCL” means the General Corporation Law of the State of Delaware.

(x)        “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity.

(y)        “EuCo” means EuCo B.V., a Dutch limited liability company and a wholly-owned Subsidiary of Parent.

(z)        “Exchange Rate” means the mid-point rate from the Reuters screen quote on the last Business Day preceding the date for which the such rate is to be calculated.

(aa)      “Fiscal Month End Date” means, as applicable, any of October 29 2011, December 3, 2011, December 31, 2011, January 28, 2012, March 3, 2012, March 31, 2012 or April 28, 2012.

(bb)      “Fundamental Representations” means the representations and warranties of Sellers set forth in Section 4.1 (Corporate Authorization), Section 4.21 (Brokers), Section 5.2 (Corporate Authorization) and  Section 5.10 (Brokers).

(cc)      “Funded Indebtedness” means, with respect to any Person, without duplication, any Indebtedness of such Person, subject to any qualifications in the definition of “Indebtedness” as to whether certain categories of Indebtedness should constitute “Funded Indebtedness.”

(dd)      “Governmental Authority” means: (i) any federal, state, provincial, local, municipal, foreign or international government or governmental authority, quasi governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any other body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization or (iii) any subdivision of any of the foregoing.

(ee)      “Group Legal Action” means any current or future Legal Action that both (i) does not relate primarily to the Liz Business nor primarily to the Mexx Canada Business and (ii) includes Seller as a defendant or a party against whom such claim or investigation is directed, but excluding any Undetermined Legal Action, Mexx Canada Legal Action or Liz Legal Action.

(ff)        “Hazardous Substances” means:  (i) any substance that is listed, classified or regulated under any Environmental Law, or (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon.

(gg)      “Hedge Contract” means any currency swaps, currency forwards, currency options, rate swap transactions, basis swaps, interest rate options, cap transactions, floor transactions, collar transactions, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, entered into by LCCI (to the extent related to the Mexx Canada Business) in connection with and for purposes of the hedging and management of currency exchange rate risk relating to the Mexx Canada Business.

(hh)      “Indebtedness” means, with respect to any Person, without duplication: (a) any liability of that Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith): (i) for borrowed money; (ii) evidenced by a note, debenture or similar instrument; (iii) for a purchase money obligation or similar obligation given in connection with the acquisition of any property or assets, including securities, in each case, except trade accounts payable arising in the ordinary course of business; (iv) for the deferred purchase price of property or services (including any earnouts or holdbacks, other than holdbacks due in the ordinary course of business to real estate contractors), except trade accounts payable arising in the ordinary course of business; (v) under any lease or similar arrangement that is, or would be required in accordance with GAAP to be, accounted for by the lessee as a capital lease; or (vi) for net cash obligations under any Hedge Contract that will be payable upon termination thereof (assuming they were terminated on the date of determination); (b)(1) all obligations of such Person for the reimbursement of any obligor or otherwise on any letter of credit, banker’s acceptance or similar credit transaction and (2) all obligations of such Person under any performance bonds, surety bonds or similar instruments; provided, that the obligations in the foregoing clauses (b)(1) and (b)(2) shall only constitute Funded Indebtedness hereunder to the extent such obligations are drawn, are in default, a demand for payment thereunder has been made or are otherwise due and payable; (c) the underfunded portion of any pension plans in respect of which such Person may be liable or is required to make contributions; and

(d) any guarantee by that Person of any such liability or obligation of others described in any of the preceding clauses (a) through (c); provided, that any such guaranty shall only constitute Funded Indebtedness hereunder to the extent any obligations subject to any such guaranty are in default, a demand for payment under such guaranty has been made, or any amount payable thereunder is due and payable.

(ii)        “Insurance Policies” means any insurance policies and insurance agreements or arrangements of any kind (other than life and benefits policies, agreements or arrangements), including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, business interruption, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance company arrangements, together with the rights, benefits and privileges thereunder.

(jj)        “Insurance Proceeds” means those monies (i) received by an insured from an unaffiliated third-party insurer, or (ii) paid by such third-party insurer on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively-rated premium, deductible, self-insured retentions, costs of collection or cost of reserve paid or held by or for the benefit of such insured.

(kk)      “Intellectual Property” means: (i) any United States or foreign patent, patent application or statutory invention registration; (ii) Trademarks; (iii) Copyrights; (iv) industrial designs; (v) trade secrets, including confidential and proprietary information and know-how not otherwise listed in (i)-(iv), including all inventions (whether or not patentable), moral and economic rights of authors and inventors (however denominated), confidential information, technical data, customer and supplier lists and methods (whether or not patentable); and (vi) any goodwill associated with any of the foregoing.

(ll)        “Knowledge” means, when used with respect to Parent, the Company or LCCI, the actual knowledge of the Persons set forth in Section 1.1(ll) of the Parent Disclosure Letter or the Sellers Disclosure Letter, respectively.

(mm)    “Law” means any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority or Order.

(nn)      “Legal Action” means any action, arbitration, litigation, suit or other civil or criminal proceeding.

(oo)      “Liabilities” means any liabilities or obligations of any kind, whether accrued, contingent, known or unknown, absolute, inchoate or otherwise.

(pp)      “Licensed Intellectual Property” means the Intellectual Property primarily related to the Mexx Canada Business that is owned by a third party and licensed to LCCI or its Affiliates, including any such Intellectual Property licensed to LCCI pursuant to those certain rights agreements set forth in Section 4.17 of the Sellers Disclosure Letter, by and between LCCI and Mexx Europe B.V.

(qq)      “Liens” means any mortgages, hypothecs, liens, pledges, security interests, claims, retention of title, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.

(rr)       “Liz Business” means the business of the Company or its Subsidiaries relating to the design, retail and marketing of women’s, men’s and children’s apparel, accessories and fragrance products internationally, but excluding the Mexx Canada Business.

(ss)       “Liz Indebtedness” means the portion of Closing Indebtedness payable to LCCI or its Affiliates (other than to any Acquired Company or its Subsidiaries).

(tt)        “Liz Service Provider” means any current or former director, officer, employee or consultant who performs or has performed services for the Liz Business.

(uu)      “Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would, or would reasonably be expected to, have a material adverse effect on the business, assets, liabilities, operations, results of operations or financial condition of the Mexx Business; provided, that the term “Material Adverse Effect” shall not include any such effect relating to or arising from (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) or events in general, including the results of any primary or general elections, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof, whether resulting from any default or ratings downgrade of the indebtedness of any Governmental Authority or otherwise), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes affecting the fashion industry in general or seasonal fluctuations in the Mexx Business, (vi) any change in the market price or trading volume of any securities or indebtedness of a Seller or any of its Subsidiaries, any decrease of the ratings or the ratings outlook for a Seller or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of a Seller to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to a Seller or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (provided that the underlying cause of any of the foregoing shall be taken into account in determining whether a Material Adverse Effect has occurred), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether pursuant to the declaration of an emergency or war or otherwise, (viii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (ix) the general public awareness of the Sellers’ intention or desire to enter into this Agreement, the Merger Agreement or one or more similar agreements or the process leading to the execution or announcement of this Agreement or the Merger Agreement (including the provision of copies of, or access to, any confidential information in connection with Parent’s evaluation of the Transactions), (x) the execution, announcement, performance or existence of this Agreement, the Ancillary Agreements, the Merger Agreement, the Merger Ancillary Agreements, the identity of Parent or any of its Affiliates, Representatives or financing sources, the taking or not taking of any action to the extent specifically required to be taken or not taken by this Agreement, the Ancillary Agreements, the Merger Agreement, or the Merger Ancillary Agreements, or the pendency or contemplated consummation of the transactions contemplated hereby and thereby, including any actual or potential loss, impairment or amendment after the date hereof of any Contract or any customer, supplier, investor, landlord, partner, employee or other business relation due to any of the foregoing in this subclause (x), (xi) compliance by a Seller and its Subsidiaries with the terms of this Agreement, the Ancillary Agreements, the Merger Agreement or the Merger Agreement Ancillary Agreements, as applicable, in each case with respect to actions specifically required to be taken or not taken, (xii) any actions taken, or not taken, with the consent, waiver or at the request of any Buyer or any action taken to the extent permitted by this Agreement, the Ancillary Agreements, the Merger Agreement or the Merger Ancillary Agreements, as applicable, (xiii)  any effect that is cured by a Seller prior to the earlier of (A) the Termination of this Agreement, or (B) within 20 Business Days after the Company’s receipt of written notice of any such event, circumstance, development, change or effect from Parent (on behalf of the Buyers).

(vv)      “Merger Agreement” means the Merger Agreement, dated as of the date hereof, by and among Parent, EuCo, the Company, and Liz Claiborne Foreign Holdings, Inc., a Delaware corporation and a wholly-owned Subsidiary of the Company.

(ww)    “Merger Ancillary Agreements” means the “Ancillary Agreements” as defined in the Merger Agreement.

(xx)      “Merger Closing” means the “Closing” as defined in the Merger Agreement.

(yy)      “Merger Sellers Disclosure Letter” means the Sellers Disclosure Letter to the Merger Agreement.

(zz)       “Mexx Business” means collectively, the Mexx Canada Business and the Mexx Europe Business.

(aaa)    “Mexx Canada Business” means the specialty retail, outlet, wholesale apparel, wholesale non-apparel (including accessories, jewelry and handbags), e-commerce and licensing operations that are operated by and through LCCI in Canada under the Mexx brand.

(bbb)    “Mexx Canada Employees” means those unionized and non-unionized employees of any Seller or any of their Subsidiaries, who, on the Closing Date, are employed in the Mexx Canada Business on an exclusive basis or whose primary responsibilities are primarily related to the Mexx Canada Business, in all cases, including without limitation part-time employees and those who are absent from employment as of the Closing Date due to illness, injury, military service or mobilization or other authorized absence, including disability, pregnancy, parental leave, leave of absence or laid-off employees.

(ccc)    “Mexx Canada Legal Action” means any current or future Legal Action relating primarily to the Mexx Canada Business and in which any Seller is a defendant or a party against whom such claim or investigation is directed, but excluding any Undetermined Legal Action.

(ddd)    “Mexx Europe Business” means the specialty retail, outlet, wholesale apparel, wholesale non-apparel (including accessories, jewelry and handbags), e-commerce and licensing operations that are operated by and through Mexx Europe Holdings, B.V. and its Subsidiaries in Europe and Asia under the Mexx brand.

(eee)    “Net Working Capital” means the amount (which may be positive or negative) equal to Current Assets minus Current Liabilities, in each case, without giving effect to the Transactions and as determined in accordance with the Accounting Rules.  Notwithstanding anything to the contrary contained herein, in no event shall “Net Working Capital” include (i) any amount with respect to Closing Indebtedness or (ii) any amount owing to or from LCCI or CanCo, on the one hand, and to or from any Acquired Company, on the other hand.

(fff)       “Order” means any order, decision, judgment, writ, injunction, decree, award or other determination of any Governmental Authority.

(ggg)    “Owned Intellectual Property” means any Intellectual Property related to the Mexx Canada Business that is owned, or purported to be owned, by LCCI.

(hhh)    “Parent Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would prevent, materially impair or materially delay the consummation of the Transactions by the Buyers.

(iii)       “Permitted Lien” means (i) any Lien for Taxes which are not yet due or which are being contested in good faith, (ii)  non-monetary Liens or other imperfections of title, if any, that are not materially adverse to the particular premises subject to any of the Real Property Leases, including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which do not materially impair the use or enjoyment of the property that would be disclosed by an accurate survey or a personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iii) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations and statutory exceptions to title, (iv) Liens disclosed on existing title reports or existing surveys which have (together with all title exception documents) been delivered to Parent, (v) mechanics’, construction builders’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP, (vi) in the case of leased, subleased or licensed real property, any Lien (whether registered or unregistered) to which the fee or any other interest in the leased, subleased or licensed premises is subject, any Lien or other right in favor of the applicable landlord, sublandlord, licensor or any other Person set out in the related lease, sublease or license, and any subleases, licenses or other occupancy contracts relating to any subject lease and leased premises, and (vii) Liens under ABL Credit Agreement that will be discharged immediately following the Closing upon the satisfaction of the ABL Canadian Obligations.

(jjj)       “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including any Governmental Authority.

(kkk)    “Purchased Domain Names” means the domain names owned, used or held for use primarily in connection with the operation or conduct of the Mexx Canada Business, including each of the Domain names set forth in Section 1.1(kkk) of the Sellers Disclosure Letter.

(lll)       “Purchased Intellectual Property” means (i) all Purchased Domain Names and (ii) all other Intellectual Property (if any) owned, used or held for use by LCCI, primarily in connection with the operation or conduct of the Mexx Canada Business.

(mmm) “Registered Intellectual Property” means all issuances and registrations for any Purchased Intellectual Property and all applications for issuance or registration of any Purchased Intellectual Property, including each of such applications, issuances and registrations set forth in Section 1.1(mmm) of the Sellers Disclosure Letter.

(nnn)    “Representatives” means, when used with respect to the Buyers or the Sellers, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of the Buyers or the Sellers, as applicable, and their respective Subsidiaries.

(ooo)    “Rights” means any rights, title, interest or benefit of whatever kind or nature.

(ppp)    “Securities Act” means the U.S. Securities Act of 1933.

(qqq)    “Shared Contracts” means any Contracts of the Sellers that are not Purchased Assets and pursuant to which the Mexx Canada Business receives goods or services, including the Contracts set forth in Section 1.1(qqq) of the Sellers Disclosure Letter.

(rrr)      “Software” means computer software programs including source code and object code.

(sss)     “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person (or, in the case of a partnership, limited liability company or other similar entity, control of the general partnership, managing member or similar interests).

(ttt)       “Target Net Working Capital” means an amount in Canadian Dollars (CDN$) equal to US$23,887,179 at the Exchange Rate calculated for the Closing Date.

(uuu)    “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, notices, filings, estimates, information reports or returns or statements supplied or required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(vvv)    “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, assessments, reassessments and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (A) taxes imposed on, or measured by, income, franchise, profits, earnings or gross receipts and (B) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, health, withholding or estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (ii) any liability for amounts described in clause (i) above (A) as a result of being a transferee or successor or member of a related, non-arm’s-length, affiliated or combined group, or (B) by contract, Law or otherwise.

(www) “Trademarks” means any United States or foreign trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source or business identifiers (whether registered or unregistered), together with the goodwill associated with any of the foregoing and all registrations, applications for registration, renewals and extensions of any of the foregoing.

(xxx)    “Transactions” means the transactions contemplated by this Agreement to be consummated at the Closing.

(yyy)    “Transfer Regulations” means any applicable Laws dealing with the required transfer or transfer by operation of law of the employment of the employees from one employer to another as the consequence of an asset transfer or other acquisition including but not limited to Article 2097 of the Civil Code of Quebec and Section 45 of the Quebec Labour Code.

(zzz)     “Transition Services Agreement” means a transition services agreement to be entered into at the Closing between the Sellers and CanCo, in form and substance set forth on Exhibit B hereto.

(aaaa)   “Undetermined Legal Action” means any current or future Legal Action with respect to which it is unclear, based on then known information, whether such Legal Action constitutes a Mexx Canada Legal Action, a Liz Legal Action or a Group Legal Action.

ARTICLE II
PURCHASE AND SALE

Section 2.1        Purchased Assets.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, LCCI hereby agrees to sell, convey, assign and otherwise transfer to CanCo and CanCo hereby agrees to accept and acquire, free and clear of all Liens other than Permitted Liens, all right, title and interest of LCCI in and to all of the assets, properties, rights, and claims of LCCI, whether or not reflected on the books and records of LCCI, whether tangible or intangible, whether real, personal or mixed, whether fixed, contingent or otherwise, wherever located, that are used or held for use primarily in connection with the operation or conduct of the Mexx Canada Business, other than the Excluded Assets (collectively, the “Purchased Assets”), including:

(a)        all real property interests (including interests in leases, subleases and licenses), land, plants, buildings, improvements and fixtures used or held for use primarily in connection with the operation or conduct of the Mexx Canada Business, including those listed in Section 2.1(a) of the Sellers Disclosure Letter;

(b)        all personal property and interests therein, including equipment, furniture, fixtures, furnishings, office equipment, information technology and communications equipment, vehicles, and other tangible personal property (including rights, if any, in any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person) used or held for use primarily in connection with the operation or conduct of the Mexx Canada Business, including those listed in Section 2.1(b) of the Sellers Disclosure Letter;

(c)        all inventories, works-in-process, finished goods, parts, accessories and supplies (including items in transit, on consignment or in the possession of any third party) that are used or held for use primarily in connection with the operation or conduct of the Mexx Canada Business;

(d)        all interests as beneficiary under letters of credit, advances, performance and surety bonds and guarantees primarily related to the Mexx Canada Business;

(e)        all certificates of deposit, banker’s acceptances, bonds, bank accounts, notes, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, reorganization certificates or subscriptions, transferable shares, investment contracts, voting trust certificates, puts, calls, straddles, options, swaps, collars, caps and other securities or hedging arrangements of any kind, in each case to the extent constituting an asset (and not a liability) primarily related to the Mexx Canada Business, including those listed in Section 2.1(e) of the Sellers Disclosure Letter;

(f)         all financial, accounting and operating data and records, including books, records, notes, emails and other electronic records, sales and sales promotional data, advertising materials, credit information, cost and pricing information, customer and supplier lists, reference catalogs, payroll and personnel records, minute books, stock ledgers, stock transfer records and other similar property, rights and information (collectively, “Books and Records”) to the extent primarily related to the Mexx Canada Business, to the extent that LCCI is not required to retain the same under applicable Law or such Books and Records are required in connection with the operation and conduct of the Liz Business (whether or not primarily related), in which case, such Books and Records shall instead constitute Excluded Assets and, to the extent permitted by applicable Law, LCCI shall provide copies thereof to CanCo as promptly as practicable;

(g)        all Purchased Intellectual Property, including all Registered Intellectual Property;

(h)        all Contracts, sale orders, purchase orders, open bids and other commitments and all rights therein primarily related to the Mexx Canada Business, including those listed in Section 2.1(h) of the Sellers Disclosure Letter (the “Purchased Contracts”) and all payments due as of, or which may become due from and after, the Closing Date under the Purchased Contracts, including accrued interest, if any, late fees, penalty fees and other similar charges;

(i)         all prepaid expenses (including lease and rental payments), deposits and receipts held by third parties and any accounts, notes and other receivables primarily related to the Mexx Canada Business, including those listed in Section 2.1(i) of the Sellers Disclosure Letter;

(j)         all claims (including counterclaims), condemnation proceedings, credit, defenses, causes of action, rights under express or implied warranties, rights of recovery, rights of set-off, rights of subrogation and all other rights of any kind against any third party primarily related to the Mexx Canada Business;

(k)        all licenses, filings, notices, permits, consents, franchises, authorizations and approvals primarily related to the Mexx Canada Business, including those listed in Section 2.1(k) of the Sellers Disclosure Letter;

(l)         all cash or cash equivalents physically kept in registers and safes at any of the Mexx Canada stores as of the Closing (it being understood and agreed that no payment from LCCI shall be due to CanCo in respect thereof and such cash and cash equivalents shall be transferred solely by virtue of the occurrence of the Closing);

(m)       all accounts receivable of LCCI and its Affiliates primarily related to the Mexx Canada Business as of the Closing;

(n)        all assets of any trust attributable to Mexx Canada Employees in connection with any Assigned Mexx Canada Benefit Plan;

(o)        all rights of LCCI and its Affiliates under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to products sold or services provided to LCCI and its Affiliates or to the extent affecting any Purchased Assets, in each case, to the extent used or held for use primarily in connection with the operation or conduct of the Mexx Canada Business;

(p)        all third-party property and casualty insurance proceeds, and all rights to third-party property and casualty insurance proceeds, in each case to the extent receivable after the Closing in respect of an Assumed Liability, solely to the extent the payment of such proceeds to LCCI is not provided for under Section 7.4;

(q)        any asset reflected as a Current Asset in the Final Adjustment Calculation (without duplication of payment pursuant to Section 2.8); and

(r)        all goodwill and going concern value associated with the Purchased Assets or the Mexx Canada Business.

Section 2.2        Excluded Assets.  In no event shall LCCI sell, assign, transfer or convey to CanCo, and in no event shall CanCo acquire, any of the right, title and interest of LCCI in or to any of the assets of LCCI, other than the Purchased Assets (collectively, the “Excluded Assets”).  Without limiting the generality of the foregoing, Excluded Assets include the following assets of LCCI: (a) all assets that are Shared Contracts; (b) all Books and Records which are identified as Excluded Assets pursuant to Section 2.1(f); (c) any inventory sold or otherwise disposed of in the ordinary course of business consistent with past practice during the period from the date hereof until the Closing Date and in accordance with Section 6.1; (d) all Insurance Policies held by or for the benefit of the Sellers or their respective Subsidiaries whether or not related to the Mexx Canada Business; (e) all Shared Software (except as expressly provided under Section 6.3(b)) and any other Software that is not held by or for the benefit of LCCI primarily in connection with the operation of the Mexx Canada Business; (f) all assets relating exclusively to the Liz Business; and (g) all refunds or credits of Taxes due to LCCI.

Section 2.3        Assumed Liabilities.  Subject to the terms and conditions set forth in this Agreement, including  Section 2.5, and except for the Excluded Liabilities, at the Closing, CanCo shall assume and undertake to pay, perform, satisfy and discharge in full when due all Liabilities of LCCI, whether arising before, on or after the Closing, primarily relating to or primarily arising from the Mexx Canada Business and/or the Purchased Assets or the Delayed Assets (collectively, the “Assumed Liabilities”), including all of the following Liabilities:

(a)        Liabilities under any Contract included in the Purchased Assets, including the return or crediting of any security deposits to the extent such security deposits are set forth in Section 2.3(a) of the Sellers Disclosure Letter;

(b)        all Liabilities described in Article VIII as Assumed Liabilities (including the Assigned Mexx Canada Benefit Plans);

(c)        all Liabilities listed in Section 2.3(c) of the Sellers Disclosure Letter;

(d)        all Liabilities for Taxes primarily relating to or primarily arising from the Mexx Canada Business and/or the Purchased Assets or the Delayed Assets for taxable periods beginning after the Closing Date, and with respect to any taxable periods commencing before and ending after such Closing Date (each, a “Straddle Period”) for the portion of such Straddle Period beginning after the Closing Date;

(e)        all Liabilities in respect of the indebtedness and letters of credit under the Canadian Sublimit, in each case, outstanding as of the Closing Date (it being understood and agreed that (x) CanCo shall assume the Assumed Liabilities described in this Section 2.3(e) by executing and delivering the CanCo Guarantee in accordance with Section 9.3(d) and providing the undertakings set forth herein, including under Section 7.10, and (y) nothing herein or in any Ancillary Agreement shall be construed to relieve the obligations owed by LCCI to the lenders, issuing banks and agents under the ABL Credit Agreement with respect to such Liabilities); and

(f)         all Liabilities in respect of the indebtedness for borrowed money set forth in Section 2.3(f) of the Sellers Disclosure Letter.

For the avoidance of doubt, “Assumed Liabilities” shall also include Liabilities of LCCI to the extent primarily relating to or arising from the Mexx Canada Business and/or the Purchased Assets between the date hereof and continuing to exist as of the Closing, whether or not reflected on the Sellers Disclosure Letter.  CanCo’s obligation to assume and discharge the Assumed Liabilities shall not be subject to offset by reason of any actual or alleged breach of any representation, warranty, covenant or agreement contained in this Agreement or any agreement or document delivered in connection herewith.  Notwithstanding anything to the contrary set forth herein, the Assumed Liabilities shall not include any Excluded Liabilities or Shared Liabilities.  For the avoidance of doubt, the Assumed Liabilities shall not include (i) any income Taxes imposed on or measured by income or gains realized by Sellers as a result of the Transaction (such Taxes in relation to the Sellers shall be the sole responsibility of the Sellers) or (ii) any Taxes imposed on any Seller, or for which any Seller may be liable, that is directly attributable to any action taken by a Seller in relation to the Purchased Assets or Mexx Canada Business after the Closing Date (unless such action is contemplated by this Agreement and it being understood that the more specific tax provisions of this Agreement shall govern the matters addressed in those provisions).

Section 2.4        Excluded Liabilities.  Subject to the terms and conditions set forth in this Agreement, including Section 2.5, in no event shall CanCo assume or be obligated to pay, perform or otherwise become liable for (directly or indirectly) any of the Liabilities of LCCI other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), which shall be retained by LCCI.  Subject to the terms and conditions set forth in this Agreement, the Excluded Liabilities shall include each of the following Liabilities:

(a)        all Liabilities for Taxes for taxable periods ending on or before the Closing Date and, with respect to any Straddle Period, for the portion of such Straddle Period ending on and including the Closing Date;

(b)        all Liabilities to the extent arising out of, under or in connection with any Indebtedness of LCCI or any of its Affiliates other than the Indebtedness set forth in Section 2.3(f) and 9.3(e) of the Sellers Disclosure Letter;

(c)        all Liabilities to the extent arising out of, under or in connection with Mexx Canada Benefit Plans that are not Assigned Mexx Canada Benefit Plans;

(d)        all Liabilities to the extent arising out of, under or in connection with Contracts that are not Purchased Contracts or Delayed Assets; and

(e)        all Liabilities in respect of any claim arising out of, relating to or otherwise in respect of any Excluded Asset.

Section 2.5        Shared Liabilities.  The Parties acknowledge that the Shared Liabilities shall not constitute Assumed Liabilities or Excluded Liabilities.

Section 2.6        Delayed Assets and Liabilities.

(a)        Notwithstanding any other provision of this Agreement or the Assignment Agreement, any Purchased Asset, the assignment, transfer, conveyance or delivery of which to CanCo without the consent, authorization, approval or waiver of or notice to a third party (a “Consent”) would constitute a breach or other contravention of Law or the terms of such Purchased Asset (a “Delayed Asset”), shall not be assigned, transferred, conveyed or delivered to CanCo until such time as such Consent is obtained, at which time such Delayed Asset shall be automatically assigned, transferred, conveyed or delivered without further action on the part of the Sellers.

(b)        Until such time as such Consent is obtained, (i) each Party (and its applicable Subsidiaries) shall use its reasonable best efforts to obtain the relevant Consent, (ii) LCCI shall endeavor to provide CanCo with the benefits under each Delayed Asset as if such Delayed Asset had been assigned to CanCo (including by means of any subcontracting, sublicensing or subleasing arrangement), if the same is permitted under the applicable Delayed Asset, (iii) LCCI shall promptly pay over to CanCo or its Subsidiaries payments received by LCCI after the Closing in respect of all Delayed Assets, and (iv) CanCo shall be responsible for the Liabilities of LCCI with respect to such Delayed Asset.  Notwithstanding any other provision in this Agreement to the contrary, (x) any Delayed Asset shall be deemed a Purchased Asset for purposes of determining whether any related Liability is an Assumed Liability and following the assignment, transfer, conveyance and delivery of any Delayed Asset, the applicable Delayed Asset shall be treated for all purposes of this Agreement as a Purchased Asset, and (y) in exercising its reasonable best efforts under this Section 2.6(b), the Sellers and their Subsidiaries shall not be obligated to pay any consideration or undertake any obligations to any third party.

(c)        The Parties shall use their reasonable best efforts to obtain, or to cause to be obtained, any release, consent, substitution, approval or amendment required to novate and assign all Liabilities under agreements, leases, licenses and other Liabilities of any nature whatsoever that constitute Assumed Liabilities (other than Assumed Liabilities in respect of the ABL Canadian Obligations) or to obtain in writing the unconditional release of all parties to such arrangements other than CanCo so that, in any such case, CanCo will be solely responsible for such Liabilities; provided, however, that none of the Sellers or their Subsidiaries shall be obligated to pay any consideration or undertake any obligations to any third party from whom any such release, consent, approval, substitution or amendment is requested or to surrender, release or modify any rights or remedies in order to obtain any such release, consent, approval, substitution or amendment.

(d)        The Buyers hereby agree that the failure to obtain any such Consent referred to in this Section 2.6 or the failure of any such Delayed Asset to constitute a Purchased Asset or any circumstances resulting therefrom shall not constitute a breach by any Seller of any representation, warranty, covenant or agreement under this Agreement or any of the Ancillary Agreements.

Section 2.7        Purchase Price; Pre-Closing Statement.

(a)        Purchase Price.  The aggregate purchase price (the “Purchase Price”) to be paid by CanCo to LCCI in respect of the Purchased Assets, exclusive of all applicable sales and transfer Taxes, shall be equal to (i) the Cash Purchase Price, plus (ii) the value of the Assumed Liabilities.  The Cash Purchase Price shall be paid in accordance with Section 3.3(a) and shall be subject to adjustment as set forth in Section 2.8.  The Parties agree that the Purchase Price as finally so determined hereunder is paid to LCCI for and in consideration of LCCI’s transfer and assignment of the Purchased Assets and shall be reported by all Parties for all tax purposes in a manner consistent with Section 2.7(a) and Section 2.9.  The Parties acknowledge that it is their intention that the Purchase Price received by LCCI hereunder for the Purchased Assets (which, for the avoidance of doubt, includes the assumption of Assumed Liabilities) be an amount equal to the fair market value of such Purchased Assets.

(b)        Pre-Closing Statement.  No later than three Business Days prior to the anticipated Closing Date, LCCI shall deliver to CanCo a certificate executed by an executive officer of LCCI (the “Pre-Closing Statement”) setting forth LCCI’s good faith estimates as of the Fiscal Month End Date immediately prior to the Closing Date of (i) Net Working Capital (the “Estimated Net Working Capital”) and Net Working Capital Adjustment Amount (the “Estimated Net Working Capital Adjustment Amount”), (ii) Closing Indebtedness (the “Estimated Closing Indebtedness”), and (iii) the Initial Adjustment Calculation, together with reasonable supporting documentation for such estimates and including reasonable detail as to the computation thereof.  For purposes of this Agreement, “Initial Adjustment Calculation” means an amount (which may be positive or negative) equal to (A) the Estimated Net Working Capital Adjustment Amount, minus (B) the Estimated Closing Indebtedness, plus (C) the Closing Indebtedness Cap. For purposes of this Agreement, “Net Working Capital Adjustment Amount” mean (a) 81.25% multiplied by (b) the result of Net Working Capital minus Target Net Working Capital. The amount of the Initial Adjustment Calculation shall be denominated in Canadian Dollars.  The amount of the Cash Purchase Price to be paid by CanCo to LCCI at the Closing pursuant to Section 3.3(a) shall be adjusted to reflect the amount of the Initial Adjustment Calculation in accordance with, and as provided for, in the definition of “Cash Purchase Price.

Section 2.8        Post-Closing Adjustments.

(a)        Within 90 days following the end of the first complete calendar quarter after the Closing Date, CanCo shall deliver to LCCI a certificate executed by an executive officer of CanCo (the “Closing Statement”) setting forth CanCo’s determination of the actual amounts as of the Fiscal Month End Date immediately prior to the Closing Date of (i) Net Working Capital (the “Closing Net Working Capital”) and Net Working Capital Adjustment Amount (the “Closing Net Working Capital Adjustment”), (ii) Closing Indebtedness, and (iii) the Post-Closing Adjustment Calculation, together with any supporting documentation for the Closing Statement that the Company may reasonably request including reasonable detail as to the computation of the amounts included therein.  For purposes of this Agreement, “Post-Closing Adjustment Calculation” means an amount (which may be positive or negative) equal to (A) the Closing Net Working Capital Adjustment Amount, minus (B) the Closing Indebtedness, plus (C) the Closing Indebtedness Cap.

(b)        Within 45 days after LCCI’s receipt of the Closing Statement, LCCI shall deliver to CanCo a written statement either accepting the Closing Statement or specifying any objections thereto (including therein LCCI’s calculations of any disputed items or amounts and LCCI’s grounds for such disagreement in reasonable detail) (an “Objections Statement”).  The Objections Statement shall specify those items or amounts as to which LCCI disagrees, and LCCI shall be deemed to have agreed with all other items and amounts contained in the calculations delivered pursuant to Section 2.8(a).

(c)        If LCCI delivers an Objections Statement, then LCCI and CanCo shall, during the 30 days following such delivery, negotiate in good faith to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Net Working Capital and/or Closing Indebtedness.  If LCCI and CanCo are unable to reach such agreement during such period, then they shall promptly thereafter appoint Grant Thornton or, if such firm has provided material services (other than in a capacity as a neutral arbitrator) to any Party or its Affiliates in the twelve-month period prior to such engagement or  is unwilling or unavailable, an independent accountant of nationally recognized standing reasonably satisfactory to LCCI and CanCo (the “Accounting Firm”) to promptly review the disputed items or amounts that have yet to be resolved between CanCo and LCCI for the purpose of calculating the amount of Net Working Capital and/or Closing Indebtedness.  The Accounting Firm, acting as an expert and not as an arbitrator, shall determine in accordance with this Agreement (including the Accounting

Rules attached hereto) the actual amount of Net Working Capital and/or Closing Indebtedness and shall deliver to LCCI and CanCo a written report setting forth such calculations.  Such report shall be final and binding upon LCCI and CanCo, absent manifest error.

(d)        The fees, costs and expenses of the Accounting Firm shall be allocated between LCCI and CanCo in such proportion to reflect the relative amount of each Party’s determination that has been modified.  For example, if LCCI challenges the calculation of Net Working Capital or Closing Indebtedness by an amount of CDN$100,000, but the Accounting Firm determines that LCCI has a valid claim for only CDN$60,000, CanCo shall bear 60% of the fees, costs and expenses of the Accounting Firm and LCCI shall bear the other 40% of such fees, cost and expenses.

(e)        The Parties shall, and shall cause their respective independent accountants and Subsidiaries to, cooperate and assist in the preparation of the calculations of the amount of Net Working Capital and/or Closing Indebtedness and in the conduct of the audits and reviews referred to in this Section 2.8, including by making available to the extent necessary their respective books, records, work papers and personnel.

(f)         As used herein, “Final Adjustment Calculation” means (i) if LCCI fails to deliver an Objections Statement in accordance with (and within the time period set forth in) Section 2.8(b), the Post-Closing Adjustment Calculation as set forth in the Closing Statement, or (ii) if a dispute between LCCI and CanCo with respect to the Net Working Capital and/or Closing Indebtedness is resolved by resolution of CanCo and LCCI or by submission of any remaining disputes to the Accounting Firm, as contemplated by this Section 2.8, the Net Working Capital and/or Closing Indebtedness (such amounts added together and being netted where one is positive and the other negative) as so resolved.

(g)        If the Final Adjustment Calculation is greater than the Initial Adjustment Calculation, then CanCo shall promptly (but in any event within five Business Days following the determination of the Final Adjustment Calculation) deliver to LCCI (or its designees) the amount of such excess by wire transfer of immediately available funds to an account or accounts designated by LCCI in writing.  If the Initial Adjustment Calculation is greater than the Final Adjustment Calculation, then LCCI shall promptly (but in any event within five Business Days following the determination of the Final Adjustment Calculation) deliver to CanCo the amount of such excess by wire transfer of immediately available funds to an account or accounts designated by CanCo in writing.  All payments made pursuant to Section 2.8(g) shall be treated by the Parties for Tax purposes as adjustments to the Purchase Price.

Section 2.9        Allocation of Purchase Price.

(a)        The Purchase Price (including, for the avoidance of doubt, the dollar value of the Assumed Liabilities transferred to CanCo to the extent such Assumed Liabilities constitute part of the Purchase Price for Tax purposes) (the “Tax Purchase Price”) shall be allocated among the Purchased Assets taking account of and in accordance with the fair market value of such Purchased Assets.  It is agreed that the portion of the Tax

Purchase Price allocable to “goodwill” will be any residual balance of the Tax Purchase Price remaining after the reasonable allocation specifically agreed by the Parties to all other specific assets.

(b)        Within 60 calendar days after the Closing, LCCI shall prepare and deliver to CanCo a schedule (an “Allocation Schedule”) allocating the Tax Purchase Price among the Purchased Assets, in such amounts reasonably determined by LCCI to be consistent  with the principles set forth in Section 2.9(a) and applicable Tax Law.

(c)        CanCo shall have a period of 30 calendar days after the delivery of the Allocation Schedule (the “Response Period”) to present in writing to LCCI notice of any objections CanCo may have to the allocations set forth therein (an “Objections Notice”).  Unless CanCo timely objects, such Allocation Schedule shall be binding on the Parties without further adjustment, absent manifest error.

(d)        If CanCo shall raise any objections within the Response Period, LCCI and CanCo shall negotiate in good faith and use their reasonable best efforts to resolve such dispute. If LCCI and CanCo fail to agree within 30 calendar days after the delivery of the Objections Notice, then the disputed items shall be resolved by the Accounting Firm, whose determination shall be final and binding on the Parties. The Accounting Firm shall resolve the dispute within 30 calendar days after the item has been referred to it.  The costs, fees and expenses of the Accounting Firm shall be borne equally by LCCI and  CanCo.

(e)        The Parties shall use the allocations finally determined pursuant to this Section 2.9 (the “Allocations”) in preparing and filing all required Tax Returns.  The Parties shall not take any position inconsistent with the Allocations upon any examination of any such Tax Return, in any refund claim or in any Tax litigation.  The Parties shall notify each other Party within ten Business Days if it receives written notice that any Tax authority proposes any allocation different the Allocations.

Section 2.10      Currency Conversion.  Notwithstanding anything to the contrary set forth herein, the amount of any Initial Adjustment Calculation or Final Adjustment Calculation payable to any Party pursuant to Section 2.7 and Section 2.8, respectively, shall be denominated in Canadian Dollars (CDN$) at the U.S. Dollar-Canadian Dollar Exchange Rate calculated for the Closing Date.

ARTICLE III
CLOSING

Section 3.1        Closing.  The closing of the Transactions (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 11:00 p.m., Central European time, on the first Business Day following the first Fiscal Month End Date on which the conditions set forth in Article IX (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are (and continue to be) satisfied or waived in accordance with this Agreement or (b) at such other place and time as Parent and the Company (on behalf of the Sellers) may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date.”

Section 3.2        Deliveries by the Sellers.  At the Closing, LCCI (on behalf of the Sellers) shall deliver to CanCo the following:

(a)        Assignment Agreement.  An assignment of the Purchased Assets in the form of Exhibit C, which assignment shall also contain assumptions of the Assumed Liabilities to be assumed by CanCo (the “Assignment Agreement”), duly executed by LCCI, and such other instruments or documents as may be reasonably required by Buyers in order to convey the Purchased Assets to CanCo in accordance with the terms of this Agreement (provided, that no such instruments or documents shall require LCCI or its Affiliates to make any additional representations and warranties not otherwise set forth herein), other than any notices of leases, transfers or other documents for registration in any land titles, land registry or equivalent registry office, which shall be prepared and undertaken by the Buyers at their sole cost and expense;

(b)        Domain Name Assignment Agreement.  Assignment of the Purchased Domain Names included within the Purchased Assets, which shall be in a form appropriate for recordal with the applicable domain name registrars (the “Domain Name Assignment Agreement”), duly executed by the Sellers who are party thereto and attached hereto as Exhibit D;

(c)        Ancillary Agreements.  The Ancillary Agreements duly executed by the applicable Seller(s); and

(d)        Officer’s Certificate.  The certificate, signed by an executive officer of the Company, to be delivered pursuant to Section 9.2(c).

Section 3.3        Deliveries by the Buyers.  At the Closing, Parent (on behalf of the Buyers) shall deliver, or cause to be delivered, to the Company (on behalf of the Sellers) the following:

(a)        Cash Purchase Price.  An amount equal to the Cash Purchase Price by wire transfer of immediately available funds to an account or accounts at a bank or banks designated by LCCI (on behalf of the Sellers) in writing to Parent no later than three Business Days prior to the Closing;

(b)        Assignment Agreement.  The Assignment Agreement, duly executed by CanCo;

(c)        Ancillary Agreements.  The Ancillary Agreements duly executed by the applicable Buyers;

(d)        Officer’s Certificate.  The certificate, signed by an executive officer of Parent, to be delivered pursuant to Section 9.3(c); and

(e)        Indebtedness.  Written evidence executed and delivered by Parent demonstrating that, effective as of immediately after the  Merger Closing, the outstanding ABL Canadian Obligations will be paid in full or, in the case of letters of credit included therein, returned and cancelled or cash collateralized, in each case, by CanCo or Parent.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the corresponding sections of the disclosure letter delivered by the Company (on behalf of the Sellers) to Parent concurrently with the execution of this Agreement (the “Sellers Disclosure Letter”), it being agreed that disclosure of any item in a section of the Sellers Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to such section of the Sellers Disclosure Letter and any other section of the Sellers Disclosure Letter and any other representation or warranty made elsewhere in Article IV (but only, in each case, to the extent it is reasonably inferable from the face of such disclosure that such disclosure should apply to such other section or such other representation or warranty, as applicable), the Sellers hereby jointly and severally represent and warrant to Parent that:

Section 4.1        Corporate Authorization.  Each Seller has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which such Seller is a party and to consummate the Transactions and the transactions contemplated by the Ancillary Agreements to which such Seller is a party.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which such Seller is a party by such Seller and the consummation by such Seller of the Transactions and the transactions contemplated by the Ancillary Agreements to which such Seller is a party have been duly and validly authorized by all necessary corporate action on the part of such Seller.

Section 4.2        Enforceability.  This Agreement constitutes, and upon execution and delivery, each Ancillary Agreement to which a Seller is a party shall constitute, a legal, valid and binding agreement of the applicable Seller(s) enforceable against the applicable Seller(s) in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3        Governmental Authorizations.  Assuming that the representations and warranties of Parent contained in Section 5.4 are true and correct, the execution, delivery and performance of this Agreement by each Seller and the consummation by such Seller of the Transactions do not and will not require any consent, approval or other authorization of, or filing with or notification to any Governmental Authority (collectively, “Governmental Authorizations”) other than:

(a)        the filing with the Securities and Exchange Commission (the “SEC”) of any filings and reports that may be required in connection with this Agreement and the Transactions under the Securities Exchange Act of 1934 (the “Exchange Act”);

(b)        compliance with applicable Competition Law; and

(c)        where the failure to obtain such Governmental Authorizations would not be, individually or in the aggregate, material.

Section 4.4        Non-Contravention.  The execution, delivery and performance of this Agreement by each Seller and the consummation by each Seller of the Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the Seller Organizational Documents, (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to any Seller or by which any of the Purchased Assets are bound, assuming that all Governmental Authorizations described in Section 4.3 have been obtained or made, (c)  result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, give rise to a requirement to make any payment under, or give right to any acceleration or any right or obligation or loss of any benefit relating to the Mexx Business under, any Material Contracts, (d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Material Contracts, or (e) result in the creation or imposition of any Lien, with or without notice or lapse of time or both, on any of the Purchase Assets, other than, in the case of clauses (b) through (e), as would not be, individually or in the aggregate, material.

Section 4.5        Financial Statements.

(a)        A true and complete copy of the balance sheet dated January 1, 2011 and the balance sheet dated July 2, 2011 (such July 2, 2011 balance sheet, the “Last Balance Sheet” and the date of such balance sheet, the “Last Balance Sheet Date”) and the income statements for the fiscal year ended January 1, 2011 and the fiscal period ended July 2, 2011, in each case of the Mexx Canada Business are set forth in Section 4.5 of the Sellers Disclosure Letter (the “Mexx Canada Financial Statements”).  The Mexx Canada Financial Statements were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis, and fairly present in all material respects the assets and liabilities of the Mexx Canada Business as of the dates thereof and the results of operations of the Mexx Canada Business for the periods then ended.

(b)        Section 4.5(b) of the Sellers Disclosure Letter sets forth (i) the total amount of Indebtedness of the Mexx Canada Business (excluding any borrowings by the Sellers in the ordinary course of business that will be discharged at or immediately following Closing) as of the date of this Agreement and (ii) the breakdown of such amount between the different categories of Indebtedness set forth in the definition thereof, and the applicable lender, counter-party or other party or parties thereto.

Section 4.6        Liabilities.  There are no Liabilities relating to or arising from the Mexx Canada Business and/or the Purchased Assets, other than:

(a)        Liabilities relating to or arising from the Mexx Canada Business and/or the Purchased Assets disclosed on the Last Balance Sheet;

(b)        Liabilities relating to or arising from the Mexx Canada Business and/or the Purchased Assets incurred since the Last Balance Sheet Date in the ordinary course of business consistent with past practice and are normal and usual in amount, and that do not directly or indirectly result from, arise out of or relate to any breach of Contract, breach of warranty, tort, infringement or violation of Law, or any Legal Action;

(c)        Liabilities relating to or arising from the Mexx Canada Business and/or the Purchased Assets incurred in connection with the Transactions in compliance with the terms of this Agreement or as permitted or contemplated by this Agreement;

(d)        Liabilities disclosed in Section 4.6 of the Sellers Disclosure Letter; and

(e)        Liabilities that would not be material.

Section 4.7        Absence of Certain Changes.  Since the Last Balance Sheet Date, through the date hereof, (a) each Seller (solely with respect to the Mexx Canada Business) has conducted its business, in all material respects, in the ordinary course of business consistent with past practice and (b) except as set forth on Section 4.7 of the Sellers Disclosure Letter, no Seller has taken any action, which, if taken after the date of this Agreement, would require the consent of Parent pursuant to Section 6.1.

Section 4.8        Litigation.  There are no Legal Actions pending or, to the Knowledge of LCCI, threatened against any Seller (solely with respect to the Mexx Canada Business) which would reasonably be expected to result in Liability to any such Seller exceeding CDN$100,000 or which are otherwise material.  There are no Orders outstanding against any Seller.

Section 4.9        Purchased Assets.  LCCI is, or will immediately prior to the Closing be, the sole legal and beneficial owner of all the Purchased Assets, free and clear of any Liens (other than Permitted Liens).

Section 4.10      Material Contracts.

(a)        “Material Contracts” means the following Contracts to which LCCI is a party or by which its properties or assets are bound, in each case, to the extent it would constitute a Purchased Asset;

(i)         any agreement for the purchase or lease of materials, supplies, goods, services or equipment that is not terminable without cost or penalty in excess of CDN$5,000 on ninety (90) days notice and that provides for or is reasonably likely to require either (A) annual aggregate payments by, or other consideration from, LCCI of CDN$1,000,000 or more, or (B) aggregate payments from LCCI of CDN$1,000,000 or more over the remaining term of such agreement;

(ii)        Contracts with any Key Supplier or Key Customer (in the case of invoices and purchase orders for each such Key Supplier or Key Customer that is not a party to any master, framework or other similar Contract with LCCI, only the open invoices or purchase orders for each such Key Supplier or Key Customer);

(iii)       Contracts with any wholesale customers pursuant to which LCCI guarantees a specific margin;

(iv)       Contracts under which LCCI has directly or indirectly guaranteed outstanding Liabilities of any Person (which guarantee obligation, together with any other guarantee obligation from any other exceeds CDN$1,000,000, other than endorsements for the purpose of collection in the ordinary course of business);

(v)        Contracts under which LCCI has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person, other than Contracts for Indebtedness for less than CDN$100,000;

(vi)       Contracts under which LCCI, directly or indirectly, has agreed to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit in the ordinary course of business), including any Contracts in which LCCI commits to participate in possible customer capital expenditures, in any such case  other than trade credit in the ordinary course of business consistent with past practice;

(vii)      Contracts that require the future acquisition from or disposition to another Person of material operating assets or Capital Stock or other equity interest of another Person;

(viii)      Contracts obligating LCCI to accept (in relation to a customer’s buy-back or trade-in rights) the return of invoiced inventory, assets or liabilities from another Person which, individually or in the aggregate with any similar Contracts with such Person, has a value in excess of CDN$500,000;

(ix)       Contracts relating to joint ventures, partnerships or limited liability companies (other than as entirely between Subsidiaries directly or indirectly wholly-owned by LCCI);

(x)        Contracts that purport to limit or restrict the conduct of business in any market or that provide for “most favored nations” terms or establish an exclusive sales or purchase obligation, in each case with respect to any product or geographic location;

(xi)       Contracts entered into during the three years prior to the date of this Agreement involving any resolution or settlement of actual or threatened Mexx Canada Legal Action with a value in excess of CDN$500,000 which imposes material continuing obligations in respect of the Mexx Canada Business;

(xii)      Contracts providing for material indemnification obligations in favor of any Person, other than any such Contract entered into in the ordinary course of business consistent with past practice or having a value not in excess of CDN$50,000; and

(xiii)      material Contracts with a term of longer than three years; and

(xiv)     other Contracts outside the ordinary course of business or that are otherwise material to the Mexx Canada Business.

(b)    Section 4.10 of the Sellers Disclosure Letter sets forth a list of all Material Contracts as of the date hereof and LCCI has made available to Parent true and complete copies of all Material Contracts.  Each Material Contract is in full force and effect and, subject to the Enforceability Exceptions and to the Knowledge of the Company, each other party thereto.  LCCI is not in material breach, violation of or default under any Material Contract.  No event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default of such Material Contract by LCCI or, to the Knowledge of the Company, the other parties thereto.

Section 4.11      Benefit Plans; Employees.

(a)        Section 4.11(a) of the Sellers Disclosure Letter lists all employee benefit, fringe benefit, supplemental unemployment benefit, profit-sharing, deferred compensation, termination, pension, retirement, retirement savings, stock appreciation, health, welfare, medical, dental, disability, life insurance, stock purchase, stock option, severance, change-of-control, bonus, incentive, deferred compensation and other similar, material plans, programs, agreements or material arrangements which are maintained, sponsored, administered, contributed to or funded by any Seller or any Affiliate thereof for the benefit of any Mexx Canada Employee, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, other than benefit plans established pursuant to statute.  All such plans and programs (excluding, for the avoidance of doubt, any Mexx Canada Employment Contracts which are described below) are collectively referred to as the “Mexx Canada Benefit Plans.”  Sellers have made available to Parent true and complete copies of all Mexx Canada Benefit Plans, together with all material documents relating thereto, including, to the extent available and applicable, (i) all documents establishing, creating or amending any Assigned Mexx Canada Benefit Plan; (ii) the current plan text for each Mexx Canada Benefit Plan, (iii) all trust agreements, funding agreements, insurance contracts and investment management agreements for any Assigned Mexx Canada Benefit plan, (iv) copies of material correspondence with any regulatory authority in respect of any Assigned Mexx Canada Benefit Plan, (v) all financial statements, accounting statements and investment reports for each of the last three years for each Assigned Mexx Canada Benefit Plan, and (vi) all booklets, summaries, manuals and written communications of a general nature distributed or made available to any employees or former employees concerning any Mexx Canada Benefit Plan.  Section 4.11(a) of the Sellers Disclosure Letter lists all current directors, officers and employees of LCCI who receive annual base compensation in excess of CDN$100,000.  Except as set forth on the Sellers Disclosure Letter, the contracts disclosed thereon (the “Mexx Canada Employment Contracts”), no such individual is a party to any agreement other than an offer letter that is materially similar to the two templates of Mexx Canada offer letter made available to the Buyers in the VDR.  LCCI has made available to CanCo true and complete copies of all Mexx Canada Employment Contracts.  Each Mexx Canada Employment Contract is in full force and effect and, subject to the Enforceability Exceptions, a valid and binding agreement of LCCI, and, to the Knowledge of the Company, each other party thereto.  LCCI is not in material breach, violation of or default under any Mexx Canada Employment Contract.  No event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default of such Mexx Canada Employment Contract by LCCI or, to the Knowledge of the Company, the other parties thereto.

(b)        Except as set forth in this Agreement and as disclosed in Section 4.11(b) of the Sellers Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) increase the amount of any compensation due to any Mexx Canada Employee, (ii) increase any benefits otherwise payable under any Mexx Canada Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits to any Mexx Canada Employee.  All regular salaries, wages and commissions due to be paid to the Mexx Canada Employees from the Company (in all cases in accordance with the Company’s payroll practices in existence on the date of this Agreement) with respect to services performed through the Closing Date shall be paid as of the Closing.  As of the date hereof, neither the Sellers nor their Affiliates are subject to any Order to reinstate any Mexx Canada Employees in connection with the Mexx Canada Business.

(c)        Seller or its Affiliates are in compliance in all material respects with the terms and conditions of any of the collective agreements disclosed in Section 4.11(c) of the Sellers Disclosure Letter, and are not knowingly in breach of any such agreement which breach would likely result in a grievance that may materially affect the Mexx Canada Business.

(d)        Except as disclosed in Section 4.11(d) of the Sellers Disclosure Letter with respect to the Mexx Canada Business (i) there are no collective agreements in force with respect to Mexx Canada Employees (ii) no Person or other trade union holds bargaining rights with respect to any Mexx Canada Employee, (iii) to the Knowledge of each of LCCI and the Company, no Person or other trade union has applied to be certified as the bargaining agent of any Mexx Canada Employee, and (iv) no Person or trade union has applied to have the Sellers or the Mexx Canada Business declared a common or related employer pursuant to any applicable Law.  No Seller nor any Affiliate thereof is aware of any current attempts to unionize or establish any other labor union, employee association or other similar entity affecting the Mexx Canada Business.  The Sellers have not made any final agreement with any trade union or Person with respect to any future collective bargaining agreement except for those set out in Section 4.11(d) of the Sellers Disclosure Letter.

(e)        Section 4.11(e) of the Sellers Disclosure Letter contains a correct and complete list of the Mexx Canada Employees, whether actively at work or not (and if not actively at work the reason for leave), stating (without names or employee numbers), their salaries, wage rates, bonus arrangements, positions, status as full-time or part-time employees and length of service.  Complete copies of all written employment contracts (other than the Mexx Canada Employment Contracts which have been made available as of the date hereof) will be delivered to the Buyer as promptly as reasonably practicable, but no later than two weeks, after the date of this Agreement.

(f)         Except as disclosed in Section 4.11(f) of the Sellers Disclosure Letter, no Mexx Canada Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by applicable Law from the employment of an employee without an agreement as to notice or severance.

(g)        Each of the Assigned Mexx Canada Benefit Plans is and has been established, maintained, funded, invested and administered in compliance in all material respects with its terms and all applicable Laws.

(h)        All required contributions and/or premiums to be made under the Mexx Canada Benefit Plans have been fully paid to the date hereof in a timely fashion in accordance with the terms of that plan and all applicable Laws.

(i)         No Mexx Canada Benefit Plan promises or provides retiree welfare benefits or retiree life insurance benefits or any other post-retirement benefits to any person.

(j)         No Mexx Canada Benefit Plan is a “registered pension plan” as such term is defined in the Income Tax Act (Canada), a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for employees.

(k)        As of the Closing Date, the only persons who are participating in or entitled to any benefits under any Assigned Mexx Canada Benefit Plan are Mexx Canada Employees (and their dependents or beneficiaries, as the case may be), including any former Mexx Canada Employee who may be covered under such plans as a result of a statutory, civil law, common law or contractual notice period.

Section 4.12      Taxes.

(a)        No failure, in any material respect, of LCCI to duly and timely pay all Taxes, including all installments on account of Taxes for the current year, that are due and payable by it will result in a Lien (other than a Permitted Lien) on the Purchased Assets.  There are no Liens for a material amount of Taxes against any of the Purchased Assets, other than Permitted Liens.

(b)        LCCI, in all material respects, has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Law to be remitted by it.  No material deficiencies for Taxes have been proposed, asserted or assessed in writing against LCCI by any Governmental Authority.

(c)        LCCI has duly and timely filed all Tax Returns required to be filed with the appropriate Governmental Authority and all such Tax Returns are true, complete and correct in all material respects.

(d)        LCCI has duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by it, other than Taxes being contested in good faith and for which adequate reserves have been provided in the Mexx Canada Financial Statements.

(e)        LCCI is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and its registration number is set forth on Section 4.12 of the Sellers Disclosure Letter.  LCCI is duly registered under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax, and its registration number is set forth on Section 4.12 of the Sellers Disclosure Letter.

(f)         LCCI has complied in all material respects with all collection and remittance requirements in respect of all federal and provincial sales Taxes, goods and services Taxes (including the provincial component of any harmonized goods and services Taxes).

(g)        LCCI is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

Section 4.13      Environmental Matters.  The operations of LCCI comply  in all material respects with, and have no material Liability under, applicable Law relating to (a) pollution, contamination, protection of the environment or employee health and safety, (b) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (c) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Law”).  LCCI possesses all Permits required under Environmental Law necessary for the operation of the Mexx Canada Business, and such operations are in compliance with applicable Permits.  No material notice, notification, demand, request for information, citation, summons or order has been received, and no material complaint has been filed, no material penalty has been assessed, and no material Legal Action is pending, or to the Knowledge of the Company, threatened, against LCCI arising under or pursuant to Environmental Law.  This Section 4.13 constitutes the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.14      Intellectual Property.

(a)        Except as set forth in Section 4.4 of the Sellers Disclosure Letter, LCCI does not own any Registered Intellectual Property.

(b)        LCCI (i) owns and possesses (or will, as of the Closing, own and possess) all right, title and interest in and to, all Purchased Intellectual Property, free and clear of all Liens (other than Permitted Liens) and (ii) to the Knowledge of the Company, has (or will, as of the Closing, have) a valid right and license to use the Licensed Intellectual Property, in each case, except as would not be, individually or in the aggregate, material to the Mexx Canada Business.

(c)        LCCI has not been, during the five years preceding the date hereof, a party to any material claim nor, to the Knowledge of the Company, is any material claim threatened against or affecting, LCCI (i) based upon, or challenging or seeking to deny or restrict, the use or ownership by LCCI of the Purchased Intellectual Property, (ii) alleging that the use of exploitation of the Purchased Intellectual Property or the Licensed Intellectual Property or products manufactured or sold by LCCI do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property or other proprietary Right of any third party or (iii) alleging that LCCI has infringed, misappropriated or otherwise violated any Intellectual Property, or other proprietary Right of any third party.

(d)        The consummation of the Transactions shall not alter, impair or extinguishing any Rights of LCCI in the Purchased Intellectual Property or Licensed Intellectual Property, except as would not be, individually or in the aggregate, material to the Mexx Canada Business.

(e)        To the Knowledge of the Company, none of the Purchased Intellectual Property of the Mexx Canada Business as currently conducted has infringed, or is infringing, the Intellectual Property rights of any third party.

(f)         To the Knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Purchased Intellectual Property by any third party, including any employee or former employee of LCCI, except as would not be, individually or in the aggregate, material to the Mexx Canada Business.

(g)        The computer, information technology and data processing systems, facilities and services used by LCCI in the conduct of the Mexx Canada Business, including all software, systems hardware, networks, interfaces, platforms and related systems and services (the “IT Systems”) are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the business of LCCI.  In the two-year period prior to the date of this Agreement, there has been no failure, breakdown or continued substandard performance of any IT System that has caused a material disruption or interruption in or to the operation of any business of LCCI.

Section 4.15      Real Property.

(a)        LCCI has a valid and enforceable right to use or a valid and enforceable leasehold (or subleasehold) interest in, all leased (or subleased) real property (including all buildings, fixtures and other improvements thereto) subject to a Real Property Lease

(such leased property, the “Real Property”).  The ownership of or leasehold (or subleasehold) interest of LCCI in the Real Property is not subject to any Lien, except for Permitted Liens, and the premises used in the operation of the Mexx Canada Business are included in the Real Property.  Except as set forth in Section 4.15(a) of the Sellers Disclosure Letter, LCCI has not granted to any Person the right to lease, sublease, use or otherwise occupy the Real Property or any portion thereof.  To the Knowledge of the Company, there is no pending or threatened appropriation, condemnation or like Legal Action materially adversely affecting any particular premises subject to any of the Real Property Leases or any other matter materially impairing the current use, occupancy or value of the premises municipally known as 905 Hodge Street, St. Laurent, PQ.  To the Knowledge of the Company, the use of the Real Property, or any portion thereof, by LCCI and the improvements erected thereon, do not, in any material respect, breach, violate or conflict with any covenant, condition or restriction applicable to such Real Property.

(b)        Copies of each of the material leases, subleases and licenses relating to the Mexx Canada Business to which LCCI is a party (the “Real Property Leases”), a list of which as of the date of this Agreement is set forth in Section 4.15(b) of the Sellers Disclosure Letter, have been made available by the Company to Parent. Each Real Property Lease is in full force and effect and, subject to the Enforceability Exceptions, a valid and binding agreement of LCCI, and, to the Knowledge of the Company, each other party thereto.  To the Knowledge of the Company, LCCI is not in material breach, violation of or default under any Real Property Lease.  To the Knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default by LCCI of any Real Property Lease or, to the Knowledge of the Company, the other parties thereto, other than any failure to obtain any required Consent in connection with the Transaction (subject to the Sellers’ obligations in Section 2.6 and Section 6.7(e)).

(c)        LCCI and its Affiliates (solely to the extent related to the Mexx Canada Business) do not own any real property.

Section 4.16      Permits; Compliance with Law.

(a)        LCCI is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets related to the Mexx Canada Business as it is now being conducted (collectively, the “Seller Permits”) and (ii) all such Seller Permits are in full force and effect.  No suspension or cancellation of any of the Seller Permits is pending or, to the Knowledge of the Company, threatened in writing.

(b)        Except as would not be, individually or in the aggregate, material, LCCI is not in conflict with, or in default or violation of, (i) any Law applicable to such member or by which any of the Purchased Assets is bound or (ii) any Seller Permits.

(c)        No Mexx Canada Employee has, directly or indirectly, in connection with the Mexx Canada Business, proposed business, made, authorized, offered or agreed to make any payment, transfer of value, or gift to any Person connected with or related to any Governmental Authority or to any other Person with knowledge or unreasonable disregard that such Person will act as a conduit for otherwise prohibited payments or gifts, in each case to the extent such payments or contributions are prohibited by, or would violate, applicable Law.

(d)        No representation is made under this Section 4.16 with respect to financial statements and internal controls, employee benefits, Tax, environmental or intellectual property matters, which matters are addressed in Section 4.5, Section 4.11, Section 1.1, Section 4.1213 and Section 4.14, respectively.

Section 4.17      Affiliated Transactions.  Except for the Shared Contracts, no Seller or any of its Affiliates is a party to any contract, arrangement or other commitments with, or has any amounts owing or payable to or from any Mexx Canada Employee or other Affiliate of such Seller that grants such Mexx Canada Employee or Affiliate a material economic interest in any Purchased Asset which will extend beyond the Closing.

Section 4.18     Suppliers and Customers.  Section 4.18 of the Sellers Disclosure Letter lists, with respect to the Mexx Canada Business, the ten largest suppliers by expenditure and the ten largest customers by revenue during the 12-month period ended as of the Last Balance Sheet Date (the “Key Suppliers” and the “Key Customers,” respectively).  As of the date hereof, there are no outstanding or, to the Knowledge of Company, threatened disputes with the Key Suppliers or the Key Customers.  As of the date hereof, none of the Sellers has received any written notice and, to the Knowledge of the Company, no Key Supplier or Key Customer (a) is or will be the subject of any voluntary or involuntary bankruptcy, insolvency or other similar proceeding or (b) (i) has ceased, or will cease, to do business with LCCI or (ii) has reduced, or will reduce, its sale of, or purchase of, products, goods or services to or from LCCI.

Section 4.19      Investment Canada Act.  The Mexx Canada Business does not carry on a “cultural business” within the meaning of the Investment Canada Act (Canada), as amended, and the regulations thereunder (the “Investment Canada Act”).

Section 4.20      Sufficiency of Assets.  After giving effect to the Transactions and any services to be provided to Parent, CanCo and their respective Subsidiaries under the Transition Services Agreement, the Purchased Assets, other than the Shared Contracts and the Excluded Assets together with the Delayed Assets set forth on Section 4.20 of the Sellers Disclosure Letter constitute all of the assets, tangible and intangible, necessary to operate the Mexx Canada Business in all material respects as it was operated immediately prior to the date of this Agreement.

Section 4.21      Brokers.  No broker, finder or investment banker other than Perella Weinberg Partners is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Sellers or any of their respective Affiliates. The fees and expenses of Perella Weinberg Partners will be paid by the Sellers at or prior to the Closing.

Section 4.22      No Other Representations or Warranties.  Except as and to the extent expressly set forth in this Article IV, no Seller makes any representations or warranties, express or implied, with respect to the Purchased Assets, the Assumed Liabilities or any of their businesses, assets or liabilities, to Parent, CanCo or any other Person and the Sellers hereby disclaim all liability and responsibility for any other representation or warranty made, communicated, or furnished to Parent and CanCo or any of their respective Affiliates, Representatives or financing sources.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company (on behalf of the Sellers) concurrently with the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in a section of the Parent Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to such section of the Parent Disclosure Letter and any other section of the Parent Disclosure Letter and any other representation or warranty made elsewhere in Article V (but only, in each case, to the extent it is reasonably inferable from the face of such disclosure that such disclosure should apply to such other section or such other representation or warranty, as applicable), Parent hereby  represents and warrants to the Company that:

Section 5.1        Organization and Power.  Each Buyer is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 5.2        Corporate Authorization.  Each Buyer has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which such Buyer is a party to consummate the Transactions and the transactions contemplated by Ancillary Agreements.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which such Buyer is a party by such Buyer and the consummation by such Buyer of the Transactions and the transactions contemplated by the Ancillary Agreements to which such Buyer is a party have been duly and validly authorized by all necessary corporate action on the part of such Buyer.

Section 5.3        Enforceability.  This Agreement constitutes, and upon execution and delivery, each Ancillary Agreement to which a Buyer is a party shall constitute, a legal, valid and binding agreement of the applicable Buyer(s), enforceable against the applicable Buyer(s) in accordance with its terms subject to the Enforceability Exceptions.

Section 5.4        Governmental Authorizations.  Assuming the representations and warranties of the Company contained in Section 4.3 are true and correct, the execution, delivery and performance of this Agreement by each Buyer and the consummation by such Buyer of the Transactions do not and will not require any Governmental Authorization, other than:

(a)        the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the Transactions under the Exchange Act;

(b)        compliance with applicable Competition Law; and

(c)        where the failure to obtain such Governmental Authorization would not have a Parent Material Adverse Effect.

Section 5.5        Interim Operations and Capitalization of the Buyers.  Parent and CanCo were formed solely for the purpose of engaging in the Transactions and have not engaged in any business activities or conducted any operations other than in connection with the Transactions.  All of the issued and outstanding shares of Capital Stock of CanCo are, and immediately following the Closing will be, owned by EuCo.  EuCo was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by the Merger Agreement.  All of the issued and outstanding shares of Capital Stock of EuCo are, and immediately prior to the Merger Closing will be, owned by Parent.

Section 5.6        Non-Contravention.  The execution, delivery and performance of this Agreement by each Buyer, and the consummation by such Buyer of the Transactions do not and will not:  (a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of such Buyer or EuCo; (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Buyer, EuCo or any of their respective Subsidiaries or by which any assets of such Buyer, EuCo or any of their respective Subsidiaries (“Buyer Assets”) are bound, assuming that all Governmental Authorizations described in Section 5.4 and Section 5.4 of the Merger Agreement have been obtained or made; (c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, give rise to a requirement to make any payment under, or give right to any acceleration or any right or obligation or loss of any benefit relating to the Mexx Business under, any material Contracts to which such Buyer, EuCo or any of their respective Subsidiaries is a party (including, without limitation, the Merger Agreement) or by which any Buyer Assets are bound (collectively, the “Parent Contracts”); or (d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than in the cases of clauses (b), (c) and (d) of this Section 5.6, as would not have a Parent Material Adverse Effect.

Section 5.7        Financing.

(a)        Parent has delivered to the Company on the date hereof true and complete copies of an executed equity commitment letter (the “Equity Commitment Letter”) from Gores Capital Partners III, L.P. (the “Sponsor”) to provide, subject to the terms and conditions therein contained, equity financing to Parent and CanCo to which the Sellers are express third-party beneficiaries (the “Equity Financing”).

(b)        The Equity Commitment Letter is a legal, valid and binding obligation of the Buyers and  the other parties thereto, enforceable (subject to Enforceability Exceptions) in accordance with its terms.  The Equity Commitment Letter, in the form delivered to the Company on the date hereof, is in full force and effect, and the Equity Commitment Letter has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect and no such amendment or modification is contemplated.

(c)        [Reserved].

(d)        None of the Buyers is in breach of any of the terms or conditions set forth in the Equity Commitment Letter, and assuming the accuracy of the representations and warranties of the Sellers contained in Article IV no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default on the part of Parent or CanCo or any other party thereto, and neither Parent nor CanCo has any reason to believe that any condition precedent set forth therein will not be satisfied.  Assuming the accuracy of the representations and warranties of the Sellers contained in Article IV, there is no fact or occurrence existing that, with or without notice, lapse of time or both, could reasonably be expected to (A) make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate, (B) result in any of the conditions in the Equity Commitment Letter not being satisfied, (C) cause Equity Commitment Letter to be ineffective or (D) otherwise result in the Equity Financing not being available on a timely basis in order to consummate the Transactions.  The Sponsor has not notified the Buyers of its intention to terminate Equity Commitment Letter or not to provide the Equity Financing.  The net proceeds from the Equity Financing, together with any debt financing provided by banks, financial institutions or other financing sources (in each case, other than Parent or any of its Affiliates) (the “Lenders”), the proceeds of which may be used to consummate the Transactions (the “Debt Financing”) and, together with the Equity Financing, the “Financing”), funds provided by Parent or its Affiliates and cash and cash equivalents of or available to Parent and CanCo, will be sufficient to consummate the Transactions, including the repayment by CanCo of the indebtedness and other outstanding amounts in respect thereof set forth in Section 4.5(b) of the Sellers Disclosure Letter (other than any amounts payable to the Company or any of its Affiliates set forth therein that are being discharged prior to Closing), and any other amounts required to be paid in connection with the consummation of the Transactions.  There are no side letters, understandings or other agreements or arrangements relating to the Equity Financing to which the Buyers or any of their respective Affiliates are a party.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing other than as explicitly set forth in the Equity Commitment Letter (the “Disclosed Equity Conditions”).  No Person has any right to impose, and none of the Sponsor, any Lender, nor the Buyers has any obligation to accept, any condition precedent to such funding other than the Disclosed Equity Conditions nor any reduction to the aggregate amount available under the Equity Commitment Letter on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Equity Commitment Letter on the Closing Date), except as set forth in the Equity Commitment Letter.  None of the Buyers has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Equity Financing, or that the Equity Financing will not be available to the Buyers on the Closing Date.  For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Transactions, for the Buyers to obtain the Financing or any alternative financing.

(e)        None of the Buyers nor any of their Affiliates has caused or induced any Person to take any action that, if taken by the Buyers, would be a breach of, or would cause to be untrue, any of the representations and warranties in this Section 5.7(e).

Section 5.8        Litigation.  As of the date hereof, there are no Legal Actions pending or, to the Knowledge of Parent, threatened, against the Buyers or their Affiliates that would have a Parent Material Adverse Effect.  As of the date hereof, there are no Orders outstanding against the Buyers that would have a Parent Material Adverse Effect.

Section 5.9        No Regulatory Impediment.   As of the date hereof, to the Knowledge of Parent, none of the Buyers or the Buyers’ or any of their respective Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, would reasonably be expected to impair the ability of the Parties to obtain, on a timely basis, any Governmental Authorization necessary for the consummation of the Transactions.  As of the date hereof, to the Knowledge of Parent, none of the Buyers nor any of their respective Affiliates, directly or indirectly, owns any material equity or voting interest in, manages or operates any material asset, business, corporation, partnership, limited liability company, joint venture or other business organization or division thereof that is engaged in a business competitive with the Mexx Canada Business that would reasonably be expected to impair the ability of the Parties to obtain, on a timely basis, any Governmental Authorization necessary for the consummation of the Transactions.

Section 5.10      Brokers.  No broker, finder or investment banker other than Merrill Lynch, Pierce, Fenner & Smith Incorporated is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Buyers or any of their respective Subsidiaries.

Section 5.11      Guarantee.  Concurrently with the execution of this Agreement, the Buyers have delivered to the Company (on behalf of the Sellers) a guarantee of Gores Capital Partners III, L.P. (the “Guarantor”) in favor of the Sellers dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Guarantee”).  The Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, and has not been amended, withdrawn or rescinded in any respect.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

Section 5.12      Solvency. Assuming (i) the accuracy of the representations and warranties of the Sellers contained in Article IV, (ii) the satisfaction of all of the conditions to the obligations of the Buyers to effect the Transactions, (iii) that any forecasts, projections or estimates that have been made available to Parent and its Subsidiaries have been prepared in good faith based upon assumptions that were reasonable when such forecasts, projections or estimates were prepared, and (iv) the accuracy of this representation and warranty as of immediately prior to Closing (assuming no indebtedness or other Liabilities exist at Parent at such time), to the Knowledge of Parent, immediately after giving effect to the Transactions and the transactions contemplated by the Merger Agreement, (a) the Buyers and their respective Subsidiaries (including the Acquired Companies), taken as a whole, will not have incurred debts beyond its ability to pay such debts as they mature or become due, (b) the then present fair salable value of the assets of the Buyers and their respective Subsidiaries (including the Acquired Companies), taken as a whole, will exceed the amount that will be required to pay their respective probable liabilities (including the probable amount of all contingent liabilities) and their respective debts as they become absolute and matured, (c) the assets of the Buyers and their respective Subsidiaries (including the Acquired Companies), taken as a whole, in each case at a fair valuation, will exceed their respective debts (including the present value of the probable amount of all contingent liabilities) and (d) the Buyers and their respective Subsidiaries (including the Acquired Companies), taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.  No transfer of property is being made and no obligation is being incurred in connection with the Transactions or the transactions contemplated by the Merger Agreement with the intent to hinder, delay or defraud either present or future creditors of the Sellers, the Buyers or any of their respective Subsidiaries (including with respect to the Buyers, after the Closing, the Acquired Companies).

Section 5.13      Independent Investigation.  The Buyers acknowledge and agree (a) that, except for the specific representations and warranties of the Sellers contained in Article IV (including any that are subject to the Sellers Disclosure Letter), none of the Sellers, their respective Affiliates or any of their respective stockholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to the Sellers, or their respective businesses, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics or the Purchased Assets, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Sellers, their respective Affiliates or any of their respective stockholders, controlling Persons or Representatives, supplemental information or other materials or information with respect to any of the above) or otherwise made available the Buyers or any of their respective Affiliates, stockholders or Representatives and (b) that, to the fullest extent permitted by applicable Law, none of the Sellers, their respective Affiliates or any of their respective stockholders, controlling Persons or

Representatives shall have any liability or responsibility whatsoever to the Buyers, their respective Affiliates, stockholders or Representatives on any basis (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Buyers, their respective Affiliates, stockholders or Representatives, except as and only to the extent expressly set forth in this Agreement.

ARTICLE VI
PRE-CLOSING COVENANTS

Section 6.1        Conduct of the Mexx Canada Business.  From and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement pursuant to Article X, except as contemplated by this Agreement, as set forth in Section 6.1 of the Sellers Disclosure Letter, or as required by applicable Law, without the prior written consent of Parent, so long as such consent is not unreasonably withheld, delayed or conditioned, LCCI shall (i) conduct the operations of the Mexx Canada Business in the ordinary course of business and (ii) use its reasonable best efforts to maintain and preserve intact the Mexx Business and its relationships with customers, suppliers and employees (provided, however, that, with respect to employees, the foregoing shall not require Sellers or any of its Affiliates to expend money).  Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement, as set forth in Section 6.1 of the Sellers Disclosure Letter, or as otherwise required by applicable Law, from and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement pursuant to Article X, LCCI (solely to the extent relating to the Mexx Canada Business) shall not take any of the following actions, without the prior written consent of Parent, so long as such consent is not unreasonably withheld, delayed or conditioned:

(a)        Affiliate Transactions.  Enter into any transactions with Affiliates of the Sellers, other than any transactions that will be discharged either (i) without cost or penalty to the Mexx Canada Business prior to, at or as of immediately following the Closing or (ii) in accordance with the express terms and provisions of this Agreement;

(b)        Compensation and Benefits.  (i) Materially increase (whether individually or in the aggregate) the compensation or benefits payable or to become payable to any of the Mexx Canada Employees other than in the ordinary course (provided that no increases shall be permitted with respect to employees at management level or above, whether or not material or in the ordinary course), or (ii) establish, adopt, enter into, materially amend or terminate any Mexx Canada Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Mexx Canada Benefit Plan, except, in the case of each of clauses (i) through (ii), (A) to the extent required by applicable Law, this Agreement or any Mexx Canada Benefit Plan or other agreement in effect on the date of this Agreement, (B) in conjunction with new hires, promotions or other changes in job status for non-management positions, (C) pursuant to existing collective bargaining or national labor agreements, collective bargaining negotiations, new collective bargaining agreements or labor relations and employment standards legislation, or (D) to comply with Section 409A of the Code and guidance applicable thereunder;

(c)                               Dispositions.  Sell, lease, license, transfer, pledge, encumber, grant or dispose of any Purchased Assets, other than (i) the sale of inventory in the ordinary course of business, (iii) any Permitted Liens, (iv) pursuant to any Contract existing and in effect as of the date hereof or entered into after the date hereof in compliance with this Agreement, or (vi) the sale, lease, license, transfer, pledge, encumbering, grant or disposition of any asset of LCCI primarily relating to the Liz Business;

(d)                              Acquisitions.  Acquire (including by merger or consolidation) the Capital Stock, business or product line (other than acquisition of inventory in the ordinary course of business consistent with past practice) of another Person;

(e)                               Tax.  Settle or compromise any contested Tax Liability for an amount in excess of CDN$500,000, make, revoke or change any Tax election, adopt or change any Tax accounting method, practice or period, grant or request a waiver or extension of any limitation on the period for audit and examination or assessment and collection of Tax, file any amended Tax Return;

(f)                                  Capital Expenditures.  Enter into any commitments for capital expenditures, or purchase, lease or otherwise acquire any property or assets, for any amount in excess of  CDN$750,000 in the aggregate, except for the purchase of inventory in the ordinary course;

(g)                               Indebtedness.  Incur any new Indebtedness for borrowed money such that the total amount of consolidated Indebtedness for borrowed money of LCCI would be increased by more than CDN$10,000,000 in the aggregate after the date hereof;

(h)                               Guarantees.  Enter into any guarantee letter of credit, banker’s acceptance or similar credit transactions, performance bonds, surety bonds or similar instruments, indemnity or other agreement to secure an obligation of a third party or allow the imposition of any Liens, other than Permitted Liens, on any material assets of the Mexx Canada Business;

(i)                                   Legal Actions.  Waive, release, assign, settle or compromise any material Legal Actions, other than if the full amount of the loss resulting from such waiver, release, assignment settlement or compromise is reimbursed by an Insurance Policy;

(j)                                  Material Contracts.  Enter into, materially amend or voluntarily terminate any Material Contract or any Real Property Lease (other than as required as a result of the need to obtain a Consent in connection with the Real Property Leases, but only to the extent such amendments or terminations are expressly contemplated by the applicable Real Property Lease) other than in the ordinary course of business consistent with past practice;

(k)                              Cash in Tills.  Remove cash or cash equivalents in tills, kept in registers and safes, or physically in transit to or from any Mexx Canada Business stores, or otherwise distribute any such cash so as not to be an asset of LCCI at Closing, to the extent it would result in the level of cash in tills at Closing being reduced below levels of cash maintained in tills in the seasonally-adjusted ordinary course of business consistent with past practice; or

(l)                                   Related Actions.  Agree in writing to do any of the foregoing.

Any action expressly permitted under any one clause of this Section 6.1 shall be permitted under all other clauses of this Section 6.1.  Each of the Buyers acknowledges and agrees that nothing in this Section 6.1 shall be construed to restrict or otherwise limit LCCI’s ability to conduct the Liz Business as determined by LCCI (in its sole discretion), including taking or cause to be taken any of the actions set forth in this Section 6.1, to the extent such action affects solely the Liz Business.  Each Buyer further acknowledges and agrees that any such action, including to the extent inconsistent in any respect with any provision set forth in this Section 6.1, that is taken by the Sellers or any of their respective Subsidiaries to the extent it solely affects the Liz Business, shall not require the consent of Parent and shall not be deemed to constitute a breach of this Section 6.1 by any Seller.  Nothing contained in this Agreement shall give the Buyers, directly or indirectly, rights to control or direct the operations of any Seller or its Subsidiaries before the Closing Date.  Before the Closing Date, the Sellers shall, consistent with and subject to the terms and conditions of this Agreement, exercise complete control and supervision over their operations.  For the avoidance of doubt, no Buyer shall have any right to control or direct the operations of any Seller or its Subsidiaries following the Closing Date.

If the Sellers desire to take an action which would be prohibited pursuant to this Section 6.1 hereof without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail to all of the individuals set forth in Section 6.1 of the Parent Disclosure Letter.  Any of the individuals set forth in Section 6.1 of the Parent Disclosure Letter may grant consent on behalf of Parent to the taking of any action which would otherwise be prohibited pursuant to Section 6.1 by e-mail or such other notice that complies with the provisions of Section 11.6.

Section 6.2                                 Conduct of Business of the Buyers.  From the period commencing on the date of this Agreement and ending on the earlier of the Closing or the termination of this Agreement pursuant to Article X, the Buyers shall not, and shall cause their respective Affiliates not to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned) acquire or enter into any agreement to acquire (by merger, consolidation, acquisition of equity interests or assets, joint venture or otherwise) any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, if such acquisition or the entering into such agreement would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Governmental Authorization necessary to consummate the Transactions or the expiration or termination of any waiting period under applicable Law, or (ii) result in any Governmental Authority entering an Order prohibiting the consummation of the Transactions.

Section 6.3                                 Shared Contracts; Shared Software.

(a)                               Shared Contracts.  The Parties acknowledge that the Shared Contracts set forth in Section 6.3(a) of the Sellers Disclosure Letter shall, as applicable, (i) not constitute Purchased Assets and not be assigned by LCCI to CanCo or (ii) be Excluded Assets.  With respect to any Shared Contract, LCCI shall cooperate with CanCo in a reasonable manner in connection with CanCo’s efforts to obtain the agreement of the other party or parties to any such Shared Contract continue to provide goods or services in respect of such Shared Contract (as it relates to the Mexx Canada Business) to CanCo following the Closing on the same terms and conditions as exist at the time such agreement is sought, and, in the event that such agreement cannot be obtained, LCCI shall use reasonable best efforts to provide, or cause to be provided, such goods or services provided under the Shared Contract under and subject to the terms and conditions of the Transition Services Agreement; provided, however, that the foregoing shall not require any Seller or any of its Affiliates to expend money, commence any Legal Action or offer or grant any accommodation (financial or otherwise) to any third party.  The Buyers agree that no Seller or any of its Affiliates shall have any liability whatsoever to the Buyers arising out of or relating to the failure to obtain any such separate agreement.  The Buyers further agree that no representation, warranty, covenant or agreement of any Seller contained herein shall be breached or deemed breached, and no condition of the Buyers shall be deemed not satisfied, as the result of the failure to obtain any such separate agreement or provide such services pursuant to the Transition Services Agreement.  This Section 6.3(a) shall not apply to Shared Contracts for Licensed Shared Software, to which Section 6.3(b)(ii) shall apply.

(b)                              Shared Software.  The Parties acknowledge and agree that LCCI and CanCo may each require rights to use the Software set forth in Section 6.3(b) of the Sellers Disclosure Letter currently owned or licensed by the Sellers (the “Shared Software”).

(i)                                   With respect to Shared Software that is owned by LCCI and freely transferable to CanCo (“Proprietary Shared Software”), notwithstanding anything herein to the contrary, at or prior to the Closing, LCCI shall transfer or cause to be transferred to CanCo an equal and undivided joint ownership interest, without any duty to account to each other for the exploitation thereof, in and to all such Proprietary Shared Software.  At or prior to the Closing, LCCI shall cause one working copy of the then-current version of all Proprietary Shared Software (including all source code and associated documentation related thereto) to be delivered to CanCo.  LCCI and CanCo shall be free to use, distribute, reproduce, modify, create derivative works of and otherwise exploit the Proprietary Shared Software for any purposes, without restriction of any kind, and without any duty to account to the other (it being understood that each Party shall use its reasonable best efforts to maintain the confidentiality of the source code to such Proprietary Shared Software and only disclose such source code to third parties on a need to know basis in the ordinary course of business).  Following the Closing, LCCI, on the one hand, and CanCo, on the other hand, shall retain ownership of all modifications or derivative works made by such party to the Proprietary Shared Software, or on such Party’s behalf, with no obligation to disclose or license such modifications or derivative works to the other Party.  CanCo, on the one hand, and LCCI, on the other hand, shall be free to transfer, assign, license or otherwise divest their respective interest in and to the Proprietary Shared Software, in whole or in part, without the prior consent of the other Party.  Notwithstanding anything herein to the contrary set forth in this Agreement, the Sellers expressly disclaim any and all representations or warranties that the Proprietary Shared Software, in the form delivered to CanCo, without the licensing of the third-party Software or the use of the hardware specified in Section 6.3(b)(i) of the Sellers Disclosure Letter, is capable of replicating the functionality for which such Proprietary Shared Software is used by LCCI.

(ii)                                With respect to Shared Software that is licensed to LCCI by a third party (“Licensed Shared Software”), LCCI will use its reasonable best efforts to cause each applicable Software licensor either (x) to consent to the grant to CanCo by LCCI of a sublicense to use the Licensed Shared Software after Closing in substantially the same manner that the Licensed Shared Software was used in connection with the Mexx Canada Business prior to Closing, with all expenses associated with such sublicense to be borne by CanCo; or (y) to enter into a separate license with CanCo providing for the use of the Licensed Shared Software in connection with the Mexx Canada Business; provided, however, in each case, that such cooperation shall not require any Seller or any of its Affiliates to expend money, commence any Legal Action or offer or grant any accommodation (financial or otherwise) to any third party.

Section 6.4                                 Access to Information; Confidentiality.

(a)                               Prior to Closing, the Sellers shall, at Parent’s sole cost and expense (such amounts to be advanced or reimbursed to LCCI promptly upon request of LCCI) (i) provide to Parent and its Representatives access at reasonable times upon reasonably prior notice to the officers, employees, properties, books and records of the Sellers and (ii) furnish promptly such information concerning the Mexx Canada Business as Parent may reasonably request.  Notwithstanding the foregoing, no Seller shall be required to provide such access if doing so is reasonably likely to unreasonably disrupt or impair its business or operations or the business or operations of any of its Subsidiaries.  Nothing herein shall require any Seller or its respective Subsidiaries to disclose information to the extent such disclosure (A) would reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) would reasonably be expected to violate any applicable Law.

(b)                              Notwithstanding anything to the contrary in this Agreement, Parent and its Representatives shall not have the right to conduct appraisal or environmental and engineering inspections of the real property used by the Sellers and none of Parent or its Representatives shall have the right to take and/or analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any building or real property.

(c)                               The Buyers and the Sellers shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated May 26, 2011 (the “Confidentiality Agreement”), between The Gores Group LLC and the Company with respect to the information disclosed under this Section 6.4.  Parent hereby acknowledges and agrees that it is bound by the Confidentiality Agreement in the same manner as The Gores Group LLC and as though it were an original party thereto.

(d)                              Parent shall have the right to appoint up to two designees (the “Parent Designees”) who shall have the right from and after the date hereof to be present at the headquarters of the Mexx Canada Business at all times during normal business hours (including by the Sellers causing sufficient office space and assistance to be provided at such location to such persons) in order for such designees to assist in transition planning and monitor compliance with the terms of this Agreement, including Section 6.1, and the Sellers shall promptly provide to each Parent Designee such access and shall promptly furnish such information as such Parent Designee may reasonably request in furtherance of the foregoing.

Section 6.5                                 Contact with Customers, Suppliers and Other Business Relations.  The Buyers hereby agree that, except as contemplated by this Agreement, they are not authorized to and shall not (and shall not permit any of their Representatives or Affiliates to) contact any employee, tenant, landlord, customer, supplier, distributor or other material business relation of any Seller prior to the Closing without the prior consent of the Company, so long as such consent is not unreasonably withheld, delayed or conditioned, following which the Company shall take all actions reasonably necessary to facilitate any such contacts.  The Sellers shall be given the reasonable opportunity to participate in discussions and meetings with, and copied on all correspondence of, the Buyers or its Representatives and any landlord prior to Closing.

Section 6.6                                 Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the Parties shall, and shall cause its respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article IX are satisfied and to consummate the Transactions as promptly as practicable following the date of this Agreement.

Section 6.7                                 Consents; Filings; Further Action.

(a)                               Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of the Buyers and the Sellers shall, and the Buyers and the Sellers shall cause each of their respective Affiliates to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the Transactions, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company in connection with the Transactions under the Securities Act, the Exchange Act, the Competition Act (Canada), any other applicable Competition Law, the DGCL, the Applicable Exchange rules and regulations and any other applicable Law, and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.7 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws as soon as practicable.  Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing.  Parent shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)                              As promptly as practicable after the date of this Agreement, each of Parent, CanCo, the Company and LCCI shall file and shall not withdraw (i) a request for an advance ruling certificate from the Commissioner of Competition under subsection 102(l) of the Competition Act  (Canada), (ii) if required, notification filings under Part IX of the Competition Act (Canada) and (iii) any other filings required to be made by it or deemed appropriate with any Governmental Authority in Canada, in each case, with respect to the Transactions, and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable.

(c)                               Each of Parent (on behalf of the Buyers) and LCCI shall promptly inform the other party upon receipt of any communication from any Governmental Authority regarding any of the Transactions.  If the Buyers (or any of their respective Affiliates) or the Sellers (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the Transactions, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request.  Neither the Buyers (or any of their respective Affiliates) nor the Sellers (or any of their respective Affiliates) shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other Party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate, in each case, to the extent practicable.  Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent (or any of their respective Affiliates) proposes to make or enter into with any Governmental Authority in connection with the Transactions.  In furtherance and not in limitation of the foregoing, Parent shall use its reasonable best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Law as promptly as practicable.

(d)                              Notwithstanding anything to the contrary in this Agreement, Parent shall take, and shall cause its Affiliates to take all actions reasonably necessary to avoid the entry or to effect the dissolution of, or vacate or lift, any Order which would otherwise have the effect of preventing, impairing or materially delaying the Closing, including (i) selling, licensing, divesting or disposing of or holding separate any entities, assets, Intellectual Property or businesses, (ii) terminating, amending or assigning existing relationships or contractual rights and obligations, (iii) changing or modifying any course of conduct regarding future operations, (iv) otherwise taking actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, assets or rights or interests therein and (v) committing to take any such actions in the foregoing clauses (i), (ii), (iii) or (iv).  For the avoidance of doubt, Parent shall not require the Sellers or their respective Subsidiaries to, and no Seller or its respective Subsidiaries shall be required to, take any action with respect to any Order or any applicable Law which would bind the Sellers or their respective Subsidiaries irrespective of whether the Transactions occur or otherwise bind the Liz Business.

(e)                               From and after the date hereof, the Parties shall, and shall cause their respective Affiliates to, use their reasonable best efforts to obtain any Consent required under the Material Contracts or the Real Property Leases in order to consummate the Transactions (including status certificates from the landlords under the Real Property Leases, waivers from the landlords under the Real Property Leases of the loss of personal rights, rights to increase rents thereunder and a release of the Sellers from any obligations under the Real Property Leases by the landlords effective as of the Closing Date, provided, that such waivers and releases shall not be required for a Consent to be valid for the purpose of this Agreement); provided, however, that the foregoing shall not require any Party or any of its Affiliates to expend money, commence any Legal Action or offer or grant any accommodation (financial or otherwise) to any third party save and except for any conditions or requirements of any Consent to effect the assignment of the Real Property Leases, which are provided for under the Real Property Leases, which shall be complied with and satisfied by the Buyer at its sole costs and expense (inclusive of landlord consent and counsel fees).   The Buyers will execute and deliver all necessary acknowledgements and assumption agreements required by any landlord as a condition to its consent and that are commercially reasonable or which are otherwise required by the terms of the subject real property lease, sublease or license; and shall provide all necessary deliveries, certificates of insurance and any other assurances required thereby.

(f)                                  Nothing in this Agreement shall require any of the Buyers to file a notification under the Investment Canada Act in respect of the Transactions prior to the Closing Date or to take or to refrain from taking any actions or to make any commitments in connection therewith.

Section 6.8                                 Public Announcements.  Except as provided for in this Agreement, prior to the Closing, the Parties shall, and shall cause their Affiliates to, consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the Transactions.  Neither Party shall (or shall permit their Affiliates to) issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that Party shall use its reasonable best efforts to consult with the other Party before issuing or permitting any such release or making any such public statement.

Section 6.9                                 Fees, Expenses and Conveyance Taxes.

(a)                               Except as explicitly provided otherwise in this Agreement, whether or not the Transactions are consummated, all expenses (including those payable to Representatives) incurred by any Party or on its behalf in connection with this Agreement and the Transactions (“Expenses”) shall be paid by the Party incurring those Expenses, except that Expenses incurred in connection with the filing fees for any filings made under the Competition Act (Canada) or any other applicable Competition Law shall be paid borne 50% by Parent and 50% by the Company.

(b)                              In respect of the purchase and sale of the Purchased Assets under this Agreement, each Party shall pay (subject to its rights to be reimbursed pursuant to the following sentence) direct to the appropriate Governmental Authority all sales and transfer taxes, registration charges and transfer fees payable by it under the Laws of Canada or any province or territory thereof and, upon the reasonable request of a Party, the requested Party shall furnish proof of such payment (or certificates evidencing exemption from any such taxes, except that CanCo shall be liable for and shall pay to LCCI an amount equal to any Tax payable by CanCo and collectible by LCCI under the Excise Tax Act (Canada) and under the Quebec Sales Tax Act and any similar provincial or territorial legislation imposing a similar value-added or multi-staged Tax.  In addition, LCCI and CanCo agree to pay (and reimburse to the other Party, if necessary) 50% of all non-creditable sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the Transactions, and the Parties agree to jointly file all required change of ownership and similar statements in respect of such Taxes.  For the avoidance of doubt, the immediately preceding sentence shall not apply to any income Taxes imposed on, or measured by, income or gains realized by the Sellers as a result of the Transactions; such Taxes shall be the sole responsibility of the Sellers.

(c)                               CanCo and LCCI shall use their reasonable best efforts in good faith to minimize (or eliminate) any Taxes payable under the Excise Tax Act (Canada) or the Quebec Sales Tax Act in respect of the transfer of the Purchased Assets, including by making such elections and taking such steps as may be provided for under such Acts (including making a joint election in a timely manner under Section 167 of the Excise Tax Act (Canada) and Section 75 of the Quebec Sales Tax Act, so that no Taxes will be payable in respect of the transfer of the Purchased Assets under such Acts) as may be reasonably requested by CanCo in connection with the Closing.  CanCo shall indemnify and hold harmless LCCI, its shareholders, directors, officers and employees against and in respect of any and all Taxes assessed by any taxing authority on the basis that any such election was inapplicable, invalid, or not properly made, and all reasonable legal and professional fees incurred by LCCI, its shareholders, directors, officers, and employees as a consequence of, or in relation to, any such assessment.

(d)                              In accordance with the requirements of the Income Tax Act (Canada), the regulations thereunder, the administrative practice and policy of the Canada Revenue Agency and any applicable equivalent or corresponding provincial or territorial legislative, regulatory and administrative requirements:

(i)                                   CanCo and LCCI agree to make and file on a timely basis in prescribed form a joint election to have the rules in section 22 of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable provincial or territorial tax legislation, apply in respect of accounts receivable in a manner consistent with Section 2.9; and

(ii)                                LCCI and CanCo agree to make and file a joint election to have the rules in subsection 20(24) of the Income Tax Act (Canada) and under any equivalent or corresponding provisions under applicable provincial or territorial legislation, in prescribed form and within the time period permitted under the Income Tax Act (Canada) and under any other applicable provincial or territorial legislation, apply as to such amount determined and paid by LCCI to CanCo for assuming future obligations of LCCI in respect of undertakings which arise from the operation of the Mexx Canada Business and to which paragraph 12(1)(a) of the Income Tax Act (Canada) or any equivalent or corresponding provision under applicable provincial or territorial tax legislation applies.  In this regard, LCCI and CanCo acknowledge that a portion of the Purchased Assets transferred by LCCI and having a value equal to the amount elected under subsection 20(24) of the Income Tax Act (Canada) and any equivalent or corresponding provisions under applicable provincial or territorial legislation is being transferred by LCCI as a payment for the assumption of such future obligations by CanCo.

(e)                               CanCo shall duly and timely register (i) under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and (ii) Division I of Chapter VII of Title I of the Quebec Sales Tax Act with respect to Quebec sales tax, in each case as promptly as practicable after the date of this Agreement, and shall notify LCCI in writing prior to Closing of its registration numbers thereunder.

Section 6.10                         Financing.

(a)                               Equity Financing.

(i)                                   Subject to the terms and conditions of this Agreement and the applicable terms and conditions of the Equity Commitment Letter, each of Parent and CanCo shall take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to (A) obtain the Equity Financing contemplated by the Equity Commitment Letter, (B) maintain in effect the Equity Commitment Letter, (C) satisfy on a timely basis all conditions applicable to Parent and EuCo set forth in the Equity Commitment Letter that are within its or its Affiliates’ reasonable control, including by commencing and pursuing Legal Action against the parties thereto, and

(D) consummate the Equity Financing contemplated by the Equity Commitment Letter at or prior to the Closing.

(ii)                                Neither Parent nor CanCo shall amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letter without the prior written consent of the Company.  Parent shall promptly (and in any event within one Business Day) notify the Company of (A) the termination (or attempted or purported termination, whether or not valid) of the Equity Commitment Letter, or (B) any refusal by Sponsor to provide or any stated intent by the Guarantor to refuse to provide the full financing contemplated by the Equity Commitment Letter when such Financing is required thereunder to be provided.

(b)                              Debt Financing.

(i)                                   Parent shall keep the Company (on behalf of the Sellers) informed of the status of its efforts to arrange any Debt Financing (including providing the Company (on behalf of the Sellers) with copies of draft and definitive agreements and other documents related to such Debt Financing reasonably requested by the Sellers, subject to the terms of applicable confidentiality undertakings).  Each of Parent and CanCo shall, and shall cause each of its Affiliates to, use its reasonable best efforts to (i) consult with the Sellers and their Representatives in connection with the timing, marketing and syndication of any Debt Financing and the negotiation of  the definitive agreements with respect to any Debt Financing and (ii) provide the Company (on behalf of the Sellers) and its Representatives with a reasonable opportunity to review and comment on any financing documents (and drafts thereof, including fee letters) in connection with any Debt Financing; provided, however, that neither Parent nor CanCo shall in any event be required to see that any such additions, deletions or changes are incorporated in the definitive versions of such financing documents.

(ii)                                LCCI shall, and the Company shall cause LCCI to, at Parent’s sole cost and expense, use their reasonable best efforts to cooperate with the Buyers and their authorized Representatives in connection with the arrangement of any Debt Financing, including (A) participating, on reasonable advance notice, in a reasonable number of meetings and at reasonable locations, with respect to drafting sessions, presentations, road shows, sessions with rating agencies and due diligence, (B) furnishing such financial and other information as may be reasonably requested by the Buyers in connection with such Debt Financing; and (C) providing assistance in respect of the preparation of any underwriting or placement agreements, informational and marketing materials, and pledge and security documents and other definitive financing documents; provided, that, in each of (A) through (C), any private placement memoranda, offering memoranda or prospectuses need not be issued by any Seller prior to the Closing Date, (y) no Seller be required to become subject to any obligations or liabilities with respect to such agreements or documents prior to the Closing Date and (z) nothing shall obligate any Seller to provide a solvency certificate or any similar certificate, to declare or make any determinations with respect to any determinations with respect to any dividends or to provide any information that would violate any applicable obligations of confidentiality or result in a violation of applicable Law or loss of any privilege.  Any information provided to the Buyers pursuant to this Section 6.10(b)(ii) shall be subject to the Confidentiality Agreement.  Parent shall promptly reimburse the Sellers for all reasonable out-of-pocket costs and expenses incurred by the Sellers in connection with such cooperation.  The Company (on behalf of the Sellers) and its Representatives shall be given a reasonable opportunity to review and comment on any financing documents (and drafts thereof, including fee letters) and any materials that are to be presented during any meetings conducted in connection with any Debt Financing at which they are present, and Parent shall give due consideration to all reasonable additions, deletions or changes suggested by the Company (on behalf of the Sellers) and its Representatives with respect to the financing documents; provided, however, that neither Parent nor CanCo shall in any event be required to see that any such additions, deletions or changes are incorporated in the definitive versions of such financing documents.  The Buyers acknowledge and agree that no Seller or any of its respective Affiliates and Representatives have any responsibility for, or incur any liability to any Person under or in connection with, the arrangement of any Debt Financing that Parent or CanCo may raise in connection with the Transactions unless attributable to their gross negligence or a material breach of their obligations under Section 6.10(b)(ii).  Notwithstanding anything to the contrary herein, the condition set forth in Section 9.2(b), as it applies to the Sellers’ obligations under this Section 6.10(b)(ii), shall be deemed satisfied unless any Debt Financing has not been obtained primarily as a result of the Sellers’ gross negligence or willful and material breach of its obligations under this Section 6.10(b)(ii).  Parent and CanCo shall, on a joint and several basis, indemnify and hold harmless the Sellers, their Affiliates and their respective Representatives from and against any and all Damages suffered or incurred by them in connection with the arrangement of any Debt Financing and any information utilized in connection therewith unless attributable to the Sellers’ gross negligence or willful and material breach of their obligations under this Section 6.10(b)(ii).

(iii)       Notwithstanding anything to the contrary contained herein, in the event Parent or its Affiliate provides (or irrevocably commits in writing to provide) funds sufficient to satisfy the ABL Canadian Obligations and the Liz Obligations, (A) Parent shall have no obligations under Section 5.7 and this Section 6.10 (other than the final sentence of Section 6.10(b)(ii)), and such provisions shall be disregarded, in each case to the extent related to any Debt Financing and (B) the Sellers shall have no obligations under this Section 6.10.

Section 6.11      Ancillary Agreements.  The Parties shall negotiate in good faith the terms of each of the Ancillary Agreements and other documents contemplated herein to be entered into at the Closing, and consistent with the term sheets attached hereto as an Exhibit (if a term sheet is attached for the applicable Ancillary Agreement) and on other customary terms.

Section 6.12      Bank Accounts.

(a)        The Parties shall use, or cause their respective Subsidiaries to use, at the Closing (or such earlier time as the Parties may agree), their respective reasonable best efforts to amend all agreements or arrangements governing each bank and brokerage account that is a Purchased Asset following the Closing (the “Mexx Canada Accounts”), including all bank accounts owned by such Party or Subsidiary listed or described in Section 6.12(a)(i) of the Sellers Disclosure Letter so that such Mexx Canada Accounts, if currently linked (whether by automatic withdrawal, automatic deposit, or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account owned by the Sellers and their respective Subsidiaries, as listed or described in Section 6.12(a)(ii) of the Sellers Disclosure Letter (the “Liz Accounts”), are de-linked from the Liz Accounts, and except as set forth in Section 6.12 of the Sellers Disclosure Letter no current or former Liz Employee shall have any authority to access or control any such Mexx Canada Accounts, other than those who will be Mexx Canada Employees.

(b)        The Parties shall at the Closing (or at such earlier time as the Parties may agree), use their respective reasonable best efforts to amend all agreements or arrangements governing the Liz Accounts so that such Liz Accounts, if currently linked to a Mexx Canada Account, are de-linked from the Mexx Canada Accounts, and no current or former Mexx Canada Employee shall have any authority to access or control any such Liz Accounts.

(c)        As between the Parties and their respective Subsidiaries, all payments and reimbursements received after the Closing by any Party or its Subsidiary that relate to a business, asset or Liability of another Party or its Subsidiary, shall be held by such Party in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and, promptly upon receipt by such Party of any such payment or reimbursement, such Party shall pay over, or shall cause its Subsidiary to pay over, to the other Party the amount of such payment or reimbursement.

Section 6.13      Hedge Contracts.  Between the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement pursuant to Article X, LCCI may elect to terminate any Hedge Contract (including any Hedge Contract listed in Section 6.13 of the Sellers Disclosure Letter) or take any actions necessary with respect to such Hedge Contract to assign, novate or transfer such Hedge Contract to CanCo or a Seller or its Subsidiaries (collectively, “Unwinding Actions”); provided, that no Seller or its Subsidiaries shall be obligated to (without the prior written consent of Parent, so long as such prior written consent is not unreasonably withheld. Delayed or conditioned), pay any additional consideration or undertake any additional obligations to any third party in connection with such Unwinding Actions or to surrender, release or modify any rights or remedies in order to take such Unwinding Actions; provided, further, that any actions to be taken by LCCI (including assigning, novating or transferring a Hedge Contract to or from it) shall require the prior written consent of Parent, so long as such consent is not unreasonably withheld, delayed or conditioned).

Section 6.14      [Reserved].

Section 6.15      Firewall.  LCCI shall use its reasonable best efforts to implement adequate firewalls and data security protections with respect to any computer operating systems or other Software to which CanCo and its Subsidiaries will be provided access under the Transition Services Agreement so that, among other things, in performing their obligations under the Transition Services Agreement, any information of the Sellers and their respective Subsidiaries, including customer names and account balances unrelated to the Mexx Canada Business and other similar types of information related to the Liz Business, will be segregated and cannot be accessed by any of the Buyers or their respective Affiliates.  The Parties agree that CanCo shall promptly reimburse LCCI for 50% of all reasonable out-of-pocket costs and expenses incurred by such Sellers and their respective Subsidiaries in connection with their compliance with this Section 6.15.  The Buyers shall, and shall cause their respective Affiliates to, use their reasonable best efforts, in accordance with applicable Law and industry practice at the time, to maintain the confidentiality and security of all confidential information of the Sellers and their respective Affiliates that is unrelated to the Mexx Canada Business, including customer names and account balances unrelated to the Mexx Canada Business and other similar types of information related to the Liz Business.  The Buyers agree that they shall not, and shall cause their respective Affiliates to not, access or attempt to access any such information and in the event any such information is disclosed to or otherwise accessed or received by the Buyers or one of their respective Affiliates, CanCo shall promptly inform LCCI of such fact.  From and after the Closing, the Sellers shall, and shall cause their respective Affiliates to, use their reasonable best efforts, in accordance with applicable Law and industry practice at the time, to maintain the confidentiality and security of all confidential information of the Buyers and their respective Affiliates that is unrelated to the Liz Business, including customer names and account balances unrelated to the Liz Business and other similar types of information related to the Mexx Canada Business.  The Sellers agree that from and after the Closing, they shall not, and shall cause their respective Affiliates to not, access or attempt to access any such information and in the event any such information is disclosed to or otherwise accessed or received by the Sellers or one of their respective Affiliates, Seller shall promptly inform Parent (on behalf of the Buyers) of such fact.

Section 6.16     Exclusivity.  Until the earlier of the Closing and the termination of this Agreement pursuant to its terms, the Sellers shall not, and shall direct their respective Affiliates and Representatives not to: (a) knowingly initiate, solicit or make any proposal or offer with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment or similar transaction involving the Purchased Assets, or any purchase of all or a substantial portion of the assets of the Mexx Canada Business (a “Proposal”); or (b) other than informing Persons of the existence of this Section 6.16 or communicating that such Person is not permitted to engage in such activity at such time,  engage in any negotiations concerning, or provide any confidential or non-public information or data to, or have any substantive discussions with, any Person that has made a Proposal.  The Sellers shall, and shall direct their Affiliates and Representatives to, immediately terminate all discussions or negotiations with all Persons who have made

Proposals that are currently ongoing and shall promptly request the prompt return or destruction of any confidential information provided to (and terminate the VDR access of) such Person in connection with such Person’s consideration of a possible Proposal.  Notwithstanding the foregoing, the term “Proposal” shall not include, and nothing in this Section 6.16 shall impair or apply to, any offer, inquiry or proposal to acquire all or substantially all of the assets or shares of Capital Stock of the Company and its Subsidiaries, taken as a whole.

Section 6.17      Waiver of Compliance with Bulk Sales Act.  The Parties hereby waive compliance (if otherwise required) with the Bulk Sales Act (Ontario) and any similar applicable Law in connection with the sale of the Purchased Assets hereunder.

ARTICLE VII
POST-CLOSING COVENANTS

Section 7.1        Misallocated Assets or Liabilities.

(a)        If at any time within 15 months following the Closing, LCCI or CanCo, on the one hand (either, the “Initiating Party”) reasonably determines in good faith that (i) LCCI or CanCo, on the other hand (either, the “Other Party”) is in possession of any asset that should have been transferred to or retained by the Initiating Party or (ii) the Initiating Party is subject to any Liability that should have been transferred to or retained by the Other Party, (any such asset or Liability, a “Misallocated Asset/Liability”), then the Initiating Party may provide written notice, in reasonable detail, to the Other Party informing the Other Party of such Misallocated Asset/Liability.  Upon receipt of such notice, the Initiating Party and the Other Party shall negotiate in good faith to reach agreement on the allocation of the Misallocated Asset/Liability.

(b)        If the Initiating Party and the Other Party are unable to reach such agreement on the allocation of the Misallocated Asset/Liability, then such Parties shall within five Business Days following (as applicable) any of (i) the 120th day following the Closing Date, (ii) the 240th day following the Closing Date or (iii) the 15-month anniversary of the Closing Date (each such date, a “Dispute Resolution Date”) appoint Grant Thornton (the “Consulting Firm”) to determine the allocation of all Misallocated Assets/Liabilities existing on such Dispute Resolution Date.  The Consulting Firm, acting as an expert and not as an arbitrator, shall determine, in accordance with the provisions of this Section 7.1(b), in a manner consistent with the allocations of similar assets or Liabilities hereunder and based on the historical usage of such asset or Liability as evidenced by the properties, books, records and working papers, and personnel of the Sellers and their Subsidiaries, the allocation of each such Misallocated Asset/Liability.  Each of the Initiating Party and the Other Party shall provide the Consulting Firm with reasonable access to such Party’s properties, books, records and working papers and personnel for interviews, depositions, testimonies and other relevant procedures in order to determine the historic usage of such asset or Liability.  Such decision shall be set forth in writing and shall be final and binding upon the Parties.  The cost of such review and determination by the Consulting Firm shall be borne equally by LCCI and the Buyers.

(c)        The Parties shall, and shall cause their respective Subsidiaries to, cooperate and assist in transferring, and take all actions necessary to transfer, or cause to be transferred, any Misallocated Asset/Liability to the appropriate Party or its applicable Subsidiary, including by making available to the extent necessary their respective books, records, work papers and personnel.  In case of any transfer of an asset that is a Misallocated Asset/Liability, the Other Party shall be deemed to have held such asset in trust for the Initiating Party or its applicable Subsidiary during the period from the Closing to the date of such transfer.

Section 7.2        Indemnification.

(a)        Indemnification by Parent.  From and after the Closing, subject to the limitations set forth in Section 7.2(c) herein, the Buyers shall, jointly and severally, indemnify, defend and hold harmless each Seller, each of its respective Subsidiaries and each of their respective directors, officers, employees and agents (the “Seller Indemnitees”) from and against any and all damages, losses, liabilities, judgments, fines, costs and expenses (including reasonable expenses of investigation and reasonable out-of-pocket fees and expenses of counsel) (“Damages”) incurred or suffered by a Seller Indemnitee arising out of or in connection with (i) any inaccuracy or breach (as of the date hereof or as of the Closing Date) of any of the Specified Representations made by Parent in this Agreement, (ii) any breach of any covenant or agreement made by Parent in this Agreement, or (iii) the Assumed Liabilities (including any Misallocated Asset/Liability as finally allocated to the Assumed Liabilities in accordance with Section 7.1 to the extent that the Damages suffered by the Seller Indemnitees do not also relate to any breach by the Sellers of any representation, warranty, covenant or obligation contained in this Agreement or any of the Ancillary Agreements.

(b)        Indemnification by Sellers.  From and after the Closing, subject to the limitations set forth in Section 7.2(c), the Sellers shall, and shall cause each of their respective Affiliates to, jointly and severally, indemnify, defend and hold harmless the Buyers and each of their respective Affiliates, and each of their respective directors, officers, employees, partners, equity holders and agents and other representatives (the “Buyer Indemnitees”) from and against any and all Damages incurred or suffered by any Buyer Indemnitee arising out of or in connection with (i) any inaccuracy or breach (as of the date hereof or as of the Closing Date) of any of the Specified Representations made by Sellers in this Agreement, (ii) any breach of any covenant or agreement made by Sellers in this Agreement, or (iii) the Excluded Liabilities (including any Misallocated Asset/Liability as finally allocated to the Excluded Liabilities in accordance with Section 7.1, (iv) the ownership or operation of the Excluded Assets, (v) non-compliance, if any, with the provisions of the Bulk Sales Act (Ontario), or (vi) non-compliance, if any, with the provisions of Section 6 of the Retail Sales Tax Act (Ontario) and any equivalent or corresponding provision under any other applicable provincial or territorial Tax legislation, to the extent that the Damages suffered by the Buyer Indemnitees do not also relate to any breach by Parent of any representation, warranty, covenant or obligation contained in this Agreement or any of the Ancillary Agreements.

(c)        Limitations on Indemnification Obligations.

(i)       Except with respect to breaches of the Fundamental Representations, (A) the Sellers shall not have any obligation to indemnify any Buyer Indemnitee pursuant to Section 7.2(b)(i) unless and until the aggregate amount of all such individual Damages incurred or sustained by all Buyer Indemnitees with respect to which the Buyer Indemnitees would otherwise be entitled to indemnification under Section 7.2(b)(i) and under Section 7.3(b)(i) of the Merger Agreement exceeds €1,000,000 (the “Deductible”), whereupon the Sellers shall be liable for all Damages in excess of the Deductible, and (B) the aggregate liability of the Sellers to indemnify (or to cause to be indemnified) the Buyer Indemnitees for Damages under Section 7.2(b)(i) and under Section 7.3(b)(i) of the Merger Agreement shall in no event exceed €5,000,000 (the “Cap”).

(ii)      (A) Parent shall not have any obligation to indemnify (or to cause to be indemnified) any Seller Indemnitees pursuant to Section 7.2(a)(i) unless and until the aggregate amount of all individual Damages incurred or sustained by all Seller Indemnitees with respect to which the Seller Indemnitees are entitled to indemnification under to Section 7.2(a)(i) and under Section 7.3(a)(i) of the Merger Agreement exceeds the Deductible, whereupon Parent shall be liable for all Damages in excess of the Deductible, and (B) the aggregate liability of Parent to indemnify (or to cause to be indemnified) the Seller Indemnitees for Damages under Section 7.2(a)(i) and under Section 7.3(a)(i) of the Merger Agreement shall in no event exceed an amount equal to the Cap.

(iii)       Any Liability subject to indemnification pursuant to this Section 7.2 shall be (A) net of Insurance Proceeds actually recovered, (B)  net of any proceeds actually recovered by an Indemnified Party from any third party for indemnification for such Liability (“Third Party Proceeds”), (C)  reduced by any Tax benefit actually realized by the Indemnified Party for the taxable period in which the indemnified Damage giving rise to such Liability occurs (calculated on a with and without basis) as a result of the incurrence or payment of such Damage, and (D)  increased by any Tax detriment actually incurred or by the Indemnified Party for the taxable period in which the Indemnity Payment in respect of such Damage is received or accrues as a result of the receipt or accrual of such Indemnity Payment.  The amount which an Indemnifying Party is required to pay pursuant to this Section 7.2 to any Indemnified Party will be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by the Indemnified Party in respect of the related Liability.  If an Indemnified Party receives a payment required by this Agreement from an Indemnifying Party in respect of any Damages (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnified Party shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.  Each of the Parties shall use its reasonable best efforts to mitigate any Damages that are indemnifiable hereunder upon and after becoming aware of any event or condition that would reasonably be expected to give rise to such Damages.

(d)        Third-Party Claims. Promptly after the receipt by any Person entitled to indemnification pursuant to this Section 7.2 (the “Indemnified Party”) of notice of the commencement of any Legal Action (other than a Contest) involving a third party (such Legal Action, a “Third-Party Claim”) such Indemnified Party shall, if a claim with respect thereto is to be made against any party or parties obligated to provide indemnification pursuant to this Section 7.2 (the “Indemnifying Party”), give such Indemnifying Party written notice of such Third-Party Claim in reasonable detail in light of the circumstances then known to such Indemnified Party; provided that the failure of the Indemnified Party to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure to give notice shall materially prejudice any defense or claim available to the Indemnifying Party.  The Indemnifying Party shall be entitled to assume the defense of any Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party, at the Indemnifying Party’s sole expense; provided that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third-Party Claim if: (i) the Third-Party Claim relates to or arises in connection with any criminal Legal Action; (ii) the Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party; (iii) the Third-Party Claim has or would reasonably be expected to result in Damages in excess of the amounts available for indemnification pursuant to Section 7.2(c); or (iv) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim. If the Indemnifying Party assumes the defense of any Third-Party Claim: (i) it shall not settle or compromise such Third-Party Claim without the prior written consent of the Indemnified Party unless (A) the settlement or compromise does not entail any admission of liability on the part of any Indemnified Party, (B) the settlement or compromise includes an unconditional release of each Buyer Indemnitee or Seller Indemnitee, as applicable, reasonably satisfactory to the Indemnified Party, from all Damages with respect to such Third-Party Claim, (C) the settlement or compromise is solely for monetary damages that will be promptly paid by the Indemnifying Party and (D) the settlement or compromise does not relate to the ongoing business of the Indemnified Party; (ii) it shall indemnify and hold the Indemnified Party harmless from and against any and all Damages caused by or arising out of any settlement or judgment of such claim and may not claim that it does not have an indemnification obligation with respect thereto; and (iii) the Indemnified Party shall have the right (but not the obligation) to participate in the defense of such Third-Party Claim and to employ, at its own expense, counsel separate from counsel employed by the Indemnifying Party; provided, that the fees, costs and expenses of such counsel shall be at the expense of the Indemnifying Party if the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Indemnified Party shall not settle any Third-Party Claim, unless such settlement is consented to in writing by the Indemnifying Party, so long as such consent is not unreasonably withheld, conditioned or delayed.  Each Party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third-Party Claim.  Any consent to be given by a Buyer Indemnitee under this Section 7.2(d)

shall be given by the Parent acting on behalf of such Buyer Indemnitee and any consent to be given by a Seller Indemnitee under this Section 7.2(d) shall be given by the Seller acting on behalf of such Seller Indemnitee.

(e)        Effect of Knowledge. Notwithstanding anything to the contrary contained herein (i) no right of indemnification pursuant to this Agreement shall be limited by reason of any investigation or audit conducted before or after the Closing or the knowledge of any Party of any breach of a representation, warranty, covenant or agreement by any other Party at any time, or the decision of any Party to complete the Closing, and (ii) Buyers shall have the right, irrespective of any knowledge or investigation of the Buyers (or their respective Affiliates, agents or Representatives), to rely fully on the representations, warranties and covenants of the Sellers contained herein.

(f)         Survival.  None of the representations and warranties contained in this Agreement shall survive the Closing Date, except for (i) Section 4.17 (Affiliated Transactions) and Section 4.20 (Sufficiency of Assets), each of which shall continue in full force and effect for 15 months following the Closing Date and thereafter, except as expressly provided in the last sentence of this Section 7.2(f), no claims may be made in respect thereof, and (ii) the Fundamental Representations, which shall continue in full force and effect indefinitely (the representations specified in (i) and (ii) collectively, the “Specified Representations”).  Claims for indemnification under this Agreement for any failure to perform in breach of any covenant in this Agreement that by its terms requires performance prior to Closing shall survive the Closing for a period of 15 months following the Closing Date and shall expire immediately thereafter.  Claims for indemnification under this Agreement for any failure to perform in breach of any covenant in this Agreement that by its terms requires performance following the Closing shall survive the Closing in accordance with its terms and if no such term is specified, indefinitely.  Notwithstanding the preceding sentence, if an Indemnified Party delivers written notice to an Indemnifying Party of a claim for indemnification under Section 7.2 for a breach of any representation, warranty, covenant or agreement set forth herein within the applicable expiration date, such claim shall survive until finally resolved or judicially determined.

(g)        Indemnity Payments.  Any indemnity payments under Section 7.2 or Section 7.3 shall be treated by the Parties for federal, provincial, state and local income tax purposes (whether foreign or domestic) as a non-taxable reimbursement or purchase price adjustment, except to the extent that a contrary treatment is required by applicable Law.

(h)        Exclusive Remedy.  Notwithstanding anything to the contrary in this Agreement, from and after the Closing, indemnification pursuant to the provisions of this Section 7.2 shall be the sole and exclusive remedy of any Party and each of its respective Affiliates for any misrepresentation or any breach of any representation, warranty, covenant or other provision or agreement contained in this Agreement and for any and all other claims arising under, out of or related to this Agreement, the negotiation or execution hereof, or the Transactions, and no Party or any of its respective Affiliates shall have any other entitlement, remedy or recourse, at law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties, on behalf of themselves and their respective Affiliates, to the fullest extent permitted by Law; provided, that nothing in this Section 7.2(h) shall limit the right of any Party to specific performance pursuant to Section 11.14; provided, further, in each case, that disputes as to financial matters referred to in Section 2.8 shall be resolved solely in accordance with Section 2.8.

Section 7.3        Tax Matters.

(a)        Tax Returns.  LCCI shall timely file all Tax Returns and pay all Taxes relating to the Purchased Assets and the Mexx Canada Business arising from or relating to any Tax period or portion of a Tax period ending on or before the Closing Date.

(b)        Tax Cooperation.  The Sellers and the Buyers shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to Books and Records) and assistance relating to the Purchased Assets as is reasonably requested for the filing of any Tax Returns and making of any election related to Taxes and the preparation, prosecution, defense or conduct of any audit, claim for refund or proceeding relating to an asserted Tax liability (a “Contest”).  The Sellers and the Buyers shall reasonably cooperate with each other in the conduct of any Contest or other proceeding involving or otherwise relating to the Purchased Assets or the Mexx Canada Business with respect to any Tax and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.3(b).

(c)        Retention of Records.  From and after the Closing, each of CanCo and LCCI shall (i) use its reasonable best efforts to properly retain and maintain or arrange for the retention and maintenance of its Tax and accounting records that relate to taxable periods beginning on or before the Closing Date for seven years and shall thereafter provide the other Party with 90 days’ written notice prior to any destruction, abandonment or disposition of all or any portions of such records, (ii) transfer such records to the other Party upon its written request prior to any such destruction, abandonment or disposition and (iii) allow the other Party and its Affiliates and their respective Representatives, at times and dates reasonably and mutually acceptable to the Parties, to from time to time inspect and review such records as the Party may deem necessary or appropriate; provided, however, that in all cases, such activities are to be conducted by the inspecting Party during normal business hours.  Any information obtained under this Section 7.3(c) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax proceeding

Section 7.4             Insurance.

(a)        Except for any Insurance Policies acquired by the applicable Party or any of its Subsidiaries after the Closing, with respect to any Insurance Policy included in the Excluded Assets, as set forth in Section 7.4(a) of the Sellers Disclosure Letter that, from and after the Closing, will by its terms cover the Buyers and their respective Subsidiaries, and the Sellers and their respective Subsidiaries, with respect to acts, omissions and events occurring prior to the Closing, the holder under such Insurance Policy (the “Policy Holder”) shall use its reasonable best efforts to provide the other Party (the “Claiming Party”) access to coverage under such Insurance Policies from and after the Closing with respect to acts, omissions, and events occurring prior to the Closing (such claims, “Pre-Separation Occurrence Based Insurance Claims”).  The Buyers and the Sellers agree that any Pre-Separation Occurrence Based Insurance Claims by a Claiming Party under any such Insurance Policy shall receive the same priority and be subject to any deductibles and retentions with all claims by the Policy Holder (whether or not such Pre-Separation Occurrence Based Insurance Claims are made before or after any claims by the Claiming Party).  Pre-Separation Occurrence Based Insurance Claims made by the Sellers and the Buyers shall be treated on a pari passu basis, and each of the Buyers and the Sellers shall be entitled to its pro rata share of the aggregate proceeds payable under each Insurance Policy in respect of such claims, which share shall be determined, at any time, by calculating the percentage of insurance proceeds which have been paid, are due and payable or, but for the exhaustion of the policy, would have been due and payable pursuant to such Insurance Policy in respect of a Pre-Separation Occurrence Based Insurance Claim made by such Party as of such time, divided by the insurance proceeds which have been paid, are due and payable or, but for the exhaustion of the policy, would have been due and payable pursuant to such Insurance Policy in connection with all Pre-Separation Occurrence Based Insurance Claims made by both Parties as of such time (in each case, after taking into account any adjustments for previously paid deductible, retention or similar amounts in respect of such Insurance Policy); provided, that, if it is determined, based on such calculations, that a Party (the “First Party”) has been paid insurance proceeds pursuant to such Insurance Policy in excess (the “Excess Amount”) of the amount of proceeds to which such Party is entitled in accordance with the terms hereof and as a result of such excess, the other Party shall not be paid all or any portion of the amount (the “Shortfall Amount”) that would otherwise be due and payable to such Party pursuant to such Insurance Policy in connection with any Pre-Separation Occurrence Based Insurance Claims, the First Party shall reimburse the other Party for the Shortfall Amount to the extent of the Excess Amount received by such First Party; provided, further, that, notwithstanding the immediately preceding proviso, if at any time after the Sellers’ and the Buyers’ pro rata shares of the aggregate proceeds payable under each such Insurance Policy in respect of any Pre-Separation Occurrence Based Insurance Claim have been determined, one or more additional Pre-Separation Occurrence Based Insurance Claims are made by a Claiming Party that would alter the determination of such pro rata shares, the Parties shall cooperate in re-calculating such pro rata shares to give effect to the amount of such additional Pre-Separation Occurrence Based Insurance Claims.

(b)        With respect to Pre-Separation Occurrence Based Insurance Claims, whether or not known or reported prior to the Closing, the Claiming Party shall report such claims directly to the applicable insurer (with a copy to the Policy Holder) and the Claiming Party shall individually, and not jointly, assume and be responsible for the reimbursement Liability (i.e., deductible or retention) and/or any retrospective premium charges associated with the claim so submitted by it, unless otherwise agreed in writing by the Policy Holder.  The Policy Holder shall cooperate and assist the Claiming Party with respect to such claims (at the expense of the Claiming Party) and take all actions reasonably necessary to cause the insurers to agree that such Liability shall be the individual Liability of the Claiming Party, which shall include arranging for the Policy Holder to post any such collateral in respect of the reimbursement obligations as may reasonably be requested by the insurers.  If any insurer does not reimburse the claims of the Claiming Party, the Claiming Party shall reimburse the Policy Holder for all such Liability costs incurred by the Policy Holder in connection with processing such claim on behalf of the Claiming Party in the same and reasonable manner as prior to the Closing.

(c)          Without limiting the provisions in this Section 7.4, none of the Sellers, on the one hand, and the Buyers, on the other hand, shall be liable to the other under this  Section 7.4 for any claims, or portions of claims, not reimbursed by insurers under any Insurance Policy for any reason, including coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, bankruptcy or insolvency of any insurance carrier(s), policy limitations or restrictions (including exhaustion of limits), any coverage disputes, any failure to timely file a claim by any Claiming Party, or any defect in such claim or its processing.

(d)          Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, from and after the Closing, the Buyers and their respective Subsidiaries (i) shall not be entitled to submit claims for coverage under the Insurance Policies held by or for the benefit of the Sellers and their respective Subsidiaries as set forth in Section 7.4(d) of the Sellers Disclosure Letter and (ii) with respect to any claims permitted under Section 7.4, shall be permitted to submit claims under this Section 7.4 solely as a claimant and not as a named insured.  Without limiting the immediately preceding sentence, from and after the Closing, the Buyers shall not, and shall cause their respective Subsidiaries not to, submit any claim for coverage under any such scheduled Insurance Policy held by or for the benefit of the Sellers and their respective Subsidiaries and the Buyers hereby waive, and shall cause their respective Subsidiaries to waive, any and all claims in respect of or rights to receive proceeds under each such Insurance Policy.

Section 7.5           Trademarks.

(a)          Except as otherwise specifically provided in this Agreement or any Ancillary Agreement, as soon as reasonably practicable after the Closing, but in any event within six months thereafter, (i) Parent shall and shall cause CanCo and its Subsidiaries to, (A) cease all use of the Trademarks that are Excluded Assets (the “Liz Trademarks”) and (B) cease to hold themselves out as having any affiliation, either expressly or by implication, with the Sellers and their respective Subsidiaries, except as reasonably necessary to describe the historical relationship among the Sellers and CanCo; and (ii) the Sellers shall (A) cease all use of the Trademarks that are Mexx Canada Assets or owned by CanCo (the “Mexx Trademarks”) and (B) cease to hold themselves out as having any affiliation, either expressly or by implication, with the Mexx Canada Business, except as reasonably necessary to describe the historical relationship among the Sellers and CanCo, or their then-current equity interest therein.

(b)          In furtherance of the foregoing, as soon as reasonably practicable, but in no event later than six months following the Closing: (i) Parent shall and shall cause CanCo and its Subsidiaries to, to remove, strike over or otherwise obliterate and cease use of all the Liz Trademarks from all of such Party’s and its Subsidiaries’ assets and other materials, including as part of its legal name and on any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems (it being understood that this requirement shall not apply to the extent it is commercially impracticable to remove all uses of such Trademarks on Software and IT Systems existing as of the Closing); and (ii) Sellers shall remove, strike over or otherwise obliterate and cease use of all the Mexx Trademarks from all of such Seller’s assets and other materials, including as part of its legal name and on any vehicles, business cards, scheduled, stationary, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems (it being understood that this requirement shall not apply to the extent it is commercially impracticable to remove all uses of such Trademarks on Software and IT Systems existing as of the Closing).

(c)          Any use by the Buyers and their respective Subsidiaries of the Liz Trademarks, and any use by Sellers of the Mexx Trademarks during the phase-out periods provided in this Section 7.5 shall be subject to all quality control and related requirements and guidelines in effect for such Trademarks as of the Closing, a copy of which has been made available to Parent, consistent with past practice.

(d)          Except as otherwise specifically provided in this Agreement, including the limited transition period expressly afforded to Parent in this Section 7.5, or as necessary to perform services as required by the Transitional Services Agreement: (i) the right of the Buyers and their respective Subsidiaries to use the Liz Trademarks, and the rights of the Sellers to use the Mexx Trademarks, pursuant to any Contract between the Sellers and any of their respective Subsidiaries on the one hand, and the Buyers and any of their respective Subsidiaries, on the other hand, shall terminate automatically as of the Closing; and (ii) (A) the Buyers and their respective Subsidiaries shall not have any ownership or license rights in any of the Liz Trademarks after the Closing and neither the Buyers nor their respective Subsidiaries shall contest the validity or ownership of any of the Liz Trademarks, and (B) Sellers shall not have any ownership or license rights in any of the Mexx Trademarks after the Closing, and Sellers shall not contest the validity or ownership of any of the Mexx Trademarks.

Section 7.6           Communications; Notices.

(a)          After the Closing Date, the Sellers, on the one hand, and the Buyers, on the other hand, shall, and shall cause each of their respective Subsidiaries to deliver to the other Party all communications or notices received by any such Party or its Subsidiaries from any customer or any other Person relevant to any of the Purchased Assets, Assumed Liabilities or Shared Liabilities (if such other Party is a Buyer) or Excluded Assets, Excluded Liabilities or Shared Liabilities (if such other Party is a Seller) as soon as reasonably practicable following receipt of the same.

(b)          If at any time or from time to time after the Closing Date, any of the Sellers and their respective Subsidiaries, on the one hand, or any of the Buyers and their respective Subsidiaries, on the other hand, receives any cash, checks or other property, including any insurance proceeds, which properly belongs to the other Party or its Subsidiaries (the “Post-Closing Collection Amounts”), (i) such Post-Closing Collection Amounts shall be received by the receiving Party as agent for and on behalf of the other, and (ii) the receiving Party shall promptly notify the other thereof and shall promptly remit all such receipts to the other as soon as practicable, and shall provide to the other information as to the nature, source and classification of such payment.

Section 7.7           Access to Information.  From and after the Closing, the Sellers, on the one hand, and the Buyers, on the other hand, shall each afford the other and its accountants, counsel and other designated Representatives reasonable access upon reasonable advance notice and duplicating rights during normal business hours to all records, agreements, documents, files, books, Contracts, instruments, computer data and other data and information in its possession relating to the business and affairs of the other or its Subsidiaries, insofar as such access is reasonably required by the other Party, including for audit, accounting and litigation purposes.  Nothing herein shall require any Party or its respective Subsidiaries to disclose information to the extent such disclosure (i) may result in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (ii) may violate any applicable Law or any confidentiality obligation of such Party or its respective Subsidiaries.

Section 7.8           Retention of Records.  Except as otherwise required by Law, provided herein or agreed to in writing, each Party shall, and shall cause their respective Subsidiaries to, retain all information relating to the other Party’s business in accordance with the past practice of such Party.  Except as otherwise provided herein, either Party may destroy or otherwise dispose of any such information at any time; provided, that until the sixth anniversary of the Closing Date, no Party shall destroy or permit any of its Subsidiaries to destroy any information without first notifying the other Party of the proposed destruction (specifying the information that is proposed to be destroyed) and giving the other Party a reasonable opportunity to take possession of such information prior to such destruction, at the expense of the Party taking possession.

Section 7.9           Ownership of Information; Confidentiality.

(a)          Any information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article VII or Article VIII shall be deemed to remain the property of the providing Party.  Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(b)          From and after the Closing, except as otherwise permitted by this Agreement or with the prior written consent of the other Party, each Party and its Affiliates shall hold, and shall use their reasonable best efforts to cause their respective Representatives to, hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law or the rules of any stock exchange on which such Person’s securities are listed or sought to be listed, any information provided to a requesting Party pursuant to this Article VII or Article VIII), except (i) to the extent that such information can be shown to have been in the public domain through no fault of such Party or its Subsidiaries or Affiliates, (ii) to the extent that such information can be shown to have been later lawfully acquired by such Party after the Closing (in the case of the Buyers and their respective Subsidiaries and Affiliates, from sources other than those (A) related to their prior affiliation with the Sellers or their respective Subsidiaries and (B) the Transactions and the transactions contemplated by the Ancillary Agreements and the due diligence investigation undertaken in connection therewith), (iii) that such Party may disclose, or may permit disclosure of, such information to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such information for auditing and other non-commercial purposes and are informed of their obligation to hold such information confidential to the same extent as is applicable to the Parties and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, and (iv) that such Party may disclose, or may permit disclosure of, such information as required in connection with any legal or other proceeding by such Party against the Sellers (in the case of the Buyers) or the Buyers (in the case of the Sellers).  The obligation of each Party and its respective Subsidiaries and Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

Section 7.10        Repayment of ABL Facility; Repayment of Liz Indebtedness.

(a)          Prior to the Closing Date, the Sellers shall obtain from the applicable agent(s) under the ABL Credit Agreement (the “ABL Agent”) and deliver to Parent a letter (the “Canadian Release Letter”) (i) specifying as of the Closing Date (assuming no further extensions of credit pursuant to the ABL Credit Agreement and providing appropriate per diem adjustments in the event Closing is delayed) (A) the indebtedness outstanding under the Canadian Sublimit (including, in each case, all principal, accrued interest, fees, expenses, penalties and premiums thereon through the Closing Date) in accordance with the provisions of the ABL Credit Agreement, and (B) all letters of credit outstanding under the Canadian Sublimit (which are to be either returned and cancelled or cash collateralized in an amount equal to 103% of the outstanding face amount thereof in accordance with the provisions of the ABL Credit Agreement) (collectively, the “ABL Canadian Obligations”), (ii) agreeing (A) to deliver or cause to be delivered immediately upon the satisfaction of the ABL Canadian Obligations all Purchased Assets in the possession of the ABL Agent, any other administrative or collateral agent of the lenders under the ABL Credit Agreement or any of their respective sub-agents or designees, together with one or more termination and release letters (in the form attached thereto) that (1) effectively and irrevocably release the Liens on the Purchased Assets and (2) terminate and release the CanCo Guarantee, which release letters shall be effective immediately upon the satisfaction of the ABL Canadian Obligations, and (B) following the satisfaction of the ABL Canadian Obligations, to deliver or cause to be delivered, such other instruments, documents and agreements, and to take or cause to be taken such further actions, as Parent may from time to time reasonably request to effect the full release of all Liens on the Purchased Assets granted to the lenders under the ABL Credit Agreement or any agent thereof, and (iii) that is otherwise in form and substance reasonably acceptable to the ABL Agent, Parent and the Lenders.

(b)          Immediately after the Closing, Parent shall cause CanCo to use the funds obtained pursuant to any Debt Financing or otherwise provided by Parent or its Affiliates to satisfy the ABL Canadian Obligations; provided, that in the event funds otherwise provided by Parent or its Affiliates are in the form of debt financing by Parent or its Affiliates, such debt financing shall have terms consistent with those set forth on the term sheet (the “Parent Bridge Financing Term Sheet”) attached as Exhibit E hereto.

(c)          Following the delivery by the ABL Agent to Parent of the Canadian Release Letter, until the earlier of its revocation and the Closing, the Sellers shall not, and shall cause their respective Subsidiaries not to, request any extension of credit or take (or permit to be taken) any other action that would result in an increase in the ABL Canadian Obligations (other than the accrual of per diem interest and fees in accordance with the terms of the Canadian Release Letter in the event the Closing is delayed).  The Sellers shall, and shall cause their respective Subsidiaries to, execute and deliver to Parent on the Closing Date and from time to time thereafter as Parent may reasonably request, such instruments, documents and agreements (including, without limitation, the Canadian Release Letter), and take (or cause to be taken) such further actions as Parent may reasonably request to effect or otherwise accommodate the release of Liens and contemplated by Section 7.10(a).

(d)          Prior to the Closing Date, the Company (on behalf of the Sellers) shall deliver to Parent (i) a certificate signed by an executive officer of the Company to the effect that the ABL Canadian Obligations are attributable solely to the Mexx Canada Business, and (ii) a certificate signed by an executive officer of the Company (the “Liz Obligations Certificate”) setting forth in reasonable detail the amount of the Liz Indebtedness as of the Fiscal Month End Date immediately prior to the Closing Date that has been incurred since the date of this Agreement, including all principal, accrued interest, fees, expenses, penalties and premiums thereon (the “Liz Obligations”).

(e)          Immediately after the Closing Date, Parent shall cause CanCo to use the funds obtained pursuant to any Debt Financing or otherwise provided by Parent or its Affiliates(or shall elect to take the actions described in Section 2.4(i) hereof) to satisfy the Liz Obligations set forth on the Liz Obligations Certificate and, following the satisfaction of the amounts set forth thereon, there shall be no further Liz Obligations or other Indebtedness from CanCo or its Subsidiaries to Sellers or their Affiliates outstanding following Closing.

Section 7.11        [Reserved].

Section 7.12        Company Guarantees; Performance Assurance Instruments.

(a)          The Buyers shall, and shall cause their Affiliates to, use their reasonable best efforts to provide or procure replacement or substitute guarantee or indemnity obligations, surety bonds, letters of credit or other similar facilities or instruments in connection with (i) the surety bonds, letters of credit or other similar facilities or instruments under which such letters of credit were issued as set forth in Section 7.12 of the Sellers Disclosure Letter and any similar instruments supporting the obligations of the Mexx Canada Business issued after the date hereof with Parent’s prior written consent, so long as such consent is not unreasonably withheld, conditioned or delayed (the “Performance Assurance Instruments”) and (ii) the undertakings of the Sellers and their Affiliates under the guarantee agreements set forth in Section 7.12 of the Sellers Disclosure Letter and any similar instruments supporting the obligations of the Mexx Canada Business issued after the date hereof with Parent’s prior written consent, so long as such consent is not unreasonably withheld, conditioned or delayed (the “Company Guarantees”), in each case, to the extent reasonably practicable, to be effective at and after Closing.  Without limiting the foregoing, the Buyers shall, and shall cause their Affiliates to, use their reasonable best efforts to obtain, at and after the Closing, the irrevocable and unconditional release of the Sellers and their Affiliates (as applicable) from such Person’s payment, guarantee and indemnity obligations under the Performance Assurance Instruments and Company Guarantees.

(b)          To the extent any Performance Assurance Instrument or Company Guarantee continues after the Closing, (i) the Buyers shall, and shall cause their Affiliates to, use their reasonable best efforts to comply with the obligations guaranteed, secured, backstopped or otherwise supported by such Performance Assurance Instrument or Company Guarantee, (ii) the Buyers shall, and shall cause their Affiliates to, reimburse the Company (on behalf of the Sellers and their Affiliates) within 5 Business Days of written notice of any claim against, or requirement to provide cash in respect of, such Performance Assurance Instrument or Company Guarantee and otherwise indemnify and hold harmless the Sellers and their Affiliates from and against any claim against, or requirement to provide cash in respect of, such Performance Assurance Instrument or Company Guarantee (including any Damages incurred or suffered as a result of any direct claim against such Performance Assurance Instrument or Company Guarantee), and (iii) the Buyers shall not, and shall cause their Affiliates not to, modify, renew, or extend the contractual terms of such Performance Assurance Instrument or Company Guarantee, or any Contract subject to or related to any such Performance Assurance Instrument or Company Guarantee, without either (A) securing the release, in form and substance reasonably satisfactory to the Company, of the applicable Sellers and their applicable Affiliates from any and all of their respective obligations under such Performance Assurance Instrument or Company Guarantee or (B) obtaining a binding acknowledgement in writing (in form and in substance reasonably satisfactory to the Company) from the beneficiary or counterparty under any such Performance Assurance Instrument or Company Guarantee, for the benefit of the applicable Seller or the applicable Affiliate thereof, as the case may be, that such Performance Assurance Instrument or Company Guarantee will not cover any such modified, renewed, extended terms.

ARTICLE VIII
EMPLOYEE MATTERS

Section 8.1           Buyers to Offer Employment; Continuation of Employment.

(a)          The Buyers acknowledge and agree that the employment of each Mexx Canada Employee that is employed in a country or province that is an Automatic Transfer Jurisdiction (an “Automatic Transfer Employee”), including such Automatic Transfer Employees who are not actively at work, shall automatically be continued by the applicable Buyer on and after the Closing Date by reason of the Transfer Regulations.  Prior to the Closing Date, the Buyers shall make written offers of employment to each Mexx Canada Employee who is not an Automatic Transfer Employee, including such Mexx Canada Employees who are not actively at work, on terms and conditions substantially similar in the aggregate to those existing immediately prior to Closing, which offer shall be subject to and effective as of the Closing.  Each such offer of employment shall be provided to each applicable Mexx Canada Employee individually.  The Mexx Canada Employees who accept such offers of employment as of the Closing Date from the Buyers, together with the Automatic Transfer Employees whose employment is automatically continued on and after the Closing Date as described above, are collectively referred to as “Transferred Employees”, and their employment by the Buyers shall commence on the Closing Date and shall be deemed, for all purposes consistent with applicable Law, to have occurred with no interruption or break in service and no termination of employment.  Prior to the Closing, the Parties shall cooperate to develop appropriate communications to the Mexx Canada Employees regarding the Transaction, and the Sellers will not take any action that would impede, hinder, interfere or otherwise compete with the Buyers’ efforts to hire or continue any Transferred Employees.

(b)          Each unionized Mexx Canada Employee who is an Automatic Transfer Employee immediately prior to the Closing Date shall be automatically transferred to the applicable Buyer as required by applicable Transfer Regulations on the same terms and conditions of employment as enjoyed immediately prior to the Closing Date and to the extent that the terms and conditions of employment are governed by a collective agreement, on terms and conditions consistent with such collective agreement.  From the Closing Date, the Buyers shall (i) be bound, to the exclusion of the Sellers, by the terms and conditions of any contracts of employment, applicable certification orders, collective bargaining negotiations and all agreements arising during collective bargaining negotiations, collective agreements, employment agreements and Assigned Mexx Canada Benefit Plans applicable to the unionized Mexx Canada Employees, (ii) be responsible for other labor and employment matters arising prior to, on or after the Closing, and (iii) indemnify and hold the Sellers harmless against any claim resulting from, arising out of or related to the employer’s rights, duties, obligations and liabilities under clauses (i) and (ii).

(c)          From the Closing Date, each non-unionized Mexx Canada Employee who is an Automatic Transfer Employee immediately prior to the Closing shall be automatically transferred to the applicable Buyer as required by applicable Transfer

Regulations and shall continue to be employed by the applicable Buyer on the terms and conditions substantially similar in the aggregate as the ones he or she enjoyed immediately prior to the Closing Date.  From the Closing Date, the Buyers shall (i) be bound to the exclusion of the Sellers, by any applicable contracts of employment and Assigned Mexx Canada Benefit Plans provided to such Mexx Canada Employees immediately prior to the Closing and other employment matters arising prior to, on or after the Closing and (ii) indemnify and hold the Sellers harmless against any claim resulting from, arising out of or related to the employer’s rights, duties, obligations and liabilities under clause (i).

Section 8.2           Benefits Continuation Period.

(a)          Without limiting the application of the foregoing provisions of Section 8.1 and the application of Law, including the Transfer Regulations, the Buyers shall provide to each Mexx Canada Employee, both as part of any required offer of employment under this Agreement, and, for each such Transferred Employee, during the period beginning on the Closing Date and ending 12 months later (the “Applicable Continuation Period”), wages and other compensation and benefits which are comparable in the aggregate to those provided from time to time to similarly situated employees of the Buyers; provided, however, that (i) the base salary or base wages provided to each such Transferred Employee must be at least 100% of such Transferred Employee’s base salary or base wages, as applicable, immediately prior to the Closing, (ii) the amount of bonus opportunity and commission opportunity provided to each such Transferred Employee must be substantially comparable to that in effect with respect to such Transferred Employee immediately prior to the Closing, and (iii) all other wages, compensation and benefits shall be comparable in the aggregate to those provided immediately prior to the Closing, and duties and responsibilities shall be substantially comparable to such Transferred Employee’s duties and responsibilities immediately prior to the Closing.  No Seller makes any representation as to whether any Mexx Canada Employee will accept or continue employment with the Buyers.

(b)          Effective on and after the Closing, the Buyers shall be responsible for all liabilities arising out of or relating to (i) the Transferred Employees, whenever arising, and (ii) any Mexx Canada Employee who does not become a Transferred Employee due to the Buyer’s failure to extend an offer, or failure to an extend an offer with the terms required by, this Article VIII.

(c)          The Buyers and Sellers shall share equally any severance payments and benefits (including termination pay and pay in lieu of notice), and the costs associated with any such payments and benefits provided by the Sellers or the Buyers, as the case may be, or their respective Subsidiaries for the termination of employment other than for cause (as determined by the Sellers), on or within 180 days following the Closing Date, of any Mexx Canada Employee who declines an offer of employment extended by the Buyers pursuant to this Agreement.

(d)          If any Mexx Canada Employee who declines an offer from the Buyers receives severance payments and benefits, termination pay, pay in lieu of notice,

payments in respect of any statutory notice period or severance under the common law, in each case, for which the Buyer has paid or reimbursed the Sellers, and such Mexx Canada Employee is subsequently hired by the Sellers or any of their Affiliates within the 12-month period after the Closing, the Sellers shall reimburse the Buyer for any payments made by the Buyer in respect of such severance payments and benefits, termination pay, pay in lieu of notice, payments in respect of any statutory severance or notice period or severance under the common law, as applicable.

Section 8.3           Non-Assigned Mexx Canada Benefit Plans.  Except for the Assigned Mexx Canada Benefit Plans, Mexx Canada Employees shall cease to participate and accrue benefits under the Mexx Canada Benefit Plans (the “Non-Assigned Mexx Canada Benefit Plans”) unless otherwise required under applicable Law, including the Transfer Regulations.  Effective immediately prior to the Closing, the Sellers shall cause the Mexx Canada Employees to cease to participate in and accrue benefits under the Non-Assigned Mexx Canada Benefit Plans sponsored or maintained by the Sellers (the “Sellers Benefit Plans”). Affected Mexx Canada Employees shall be treated as having terminated employment as of the Closing Date for all purposes under such Sellers Benefit Plans. Effective immediately prior to the Closing, the Buyers shall establish or designate benefit plans (the “Buyers Benefit Plans”) for the benefit of the Mexx Canada Employees that provide benefits comparable in the aggregate to those provided under the Sellers Benefit Plans. The Buyers shall cause each such Transferred Employee’s service with the Sellers and their Affiliates, or any predecessors, and only to the extent that such service is recognized by Sellers or any of its Affiliates or predecessors for similar purposes immediately prior to the Closing, to be recognized under the Buyers Benefit Plans for purposes of eligibility to participate, vesting (and not for purposes of benefit accrual) and calculation of disability, vacation or severance benefits, and “access only” retiree medical benefits, as applicable, provided that there shall be no duplication of benefits.  The Buyers shall use reasonable best efforts to waive or cause their insurance carriers to waive all limitations as to pre-existing conditions, if any, with respect to participation and coverage requirements (and any eligibility waiting periods, active employment requirements or requirements to show evidence of good health) applicable to Transferred Employees or their covered dependents under the Buyers Benefit Plans to the extent (in the case of any pre-existing condition exclusion) waived under similar Sellers Benefit Plans.  Without limiting the generality of the foregoing, the Sellers and the Sellers Benefit Plans shall retain all liability for any claims incurred under the Sellers Benefit Plans prior to Closing.  From and after Closing, the Buyers and the Buyers Benefit Plans shall have all liability for any claims incurred by a Mexx Canada Employee after the Closing.  For purposes of this Section 8.3, the date on which a claim is incurred shall be in the case of a death claim, the date of death.

Section 8.4           Assigned Mexx Canada Benefit Plans.  In furtherance of Section 8.1 and Section 8.2, and effective as of the Closing Date, the Sellers hereby assign and transfer to the Buyers all of their rights, duties, obligations and liabilities under, the Assigned Mexx Canada Benefit Plans, and the Buyers hereby accept such assignment and transfer, assume all rights, duties, obligations and liabilities with respect to such Assigned Mexx Canada Benefit Plans and from and after Closing shall make all required contributions and pay all premiums as a participating employer under the Assigned Mexx Canada Benefit Plans in which the Transferred Employees participate in accordance with Applicable Laws and the terms of such Assigned Mexx Canada Benefit Plans.  Prior to such transfer, Sellers shall take all steps required to ensure that the only persons participating in, or entitled to any benefits under, such Assigned Mexx Canada Benefit Plans are Mexx Canada Employees (and their dependents or beneficiaries, as the case may be), including any former Mexx Canada Employee who may be covered under such plans as a result of a statutory, civil law, common law or contractual notice period.  The Sellers and the Buyers agree that the Sellers will cause the Assigned Mexx Canada Benefit Plans to be amended effective as of the Closing Date, as required, to give effect to this Agreement, and will cause such amendments to be filed with the appropriate regulatory authorities as required. Without limiting the generality of the foregoing, from and after the Closing Date, the Transferred Employees shall continue to participate in the Assigned Mexx Canada Benefit Plans in which the Transferred Employees participated immediately prior to the Closing Date on substantially the same terms on which they participated in such plans immediately prior to the Closing Date. The Sellers and the Buyers, or their successors and assigns, will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Section 8.4.

Section 8.5           Severance Benefits.  Without limiting the generality of any other provisions of this Article VIII, effective on and after the Closing Date, each Transferred Employee shall have both service with the Sellers or their Affiliates or predecessors prior to the Closing, and service with the Buyers following the Closing, credited for purposes of determining all severance payments (including termination pay and pay in lieu of notice) to such Transferred Employee including pursuant to the subsequent provisions of this Article VIII.  Without limiting in any way the other terms of this Article VIII and the application of the Law, including the Transfer Regulations, the Buyers shall, during the “Severance Continuation Period” (defined below), provide to each Transferred Employee who is not covered by a collective agreement and whose employment is involuntarily terminated without cause (as determined under the applicable severance arrangement or applicable Law), severance payments and benefits (including termination pay and pay in lieu of notice), in accordance with the applicable severance plan of the Buyers; provided, that the Buyers shall in no event be permitted to pay less than the amount of severance payment and benefits required by applicable Law.  For purposes of this Agreement, “Severance Continuation Period” shall mean the period from Closing through the first anniversary of the Closing Date.  Transferred Employees whose terms and conditions of employment are governed under a collective agreement will only be entitled to all severance entitlements provided under that agreement in accordance with applicable Law.

Section 8.6           Vacation Policy.  Without in any way limiting the foregoing provisions of this Article VIII and the application of Law, including the Transfer Regulations, the Buyers shall continue during 2011 the applicable vacation policies of the Sellers for Transferred Employees, and accordingly grant to each Transferred Employee the number of accrued vacation days to which he or she would have been entitled for all of 2011 had he or she continued to be a Mexx Canada Employee through December 31, 2011, reduced by any such days that have been used as of the Closing Date (or such later date that he or she becomes a Transferred Employee).  Without in any way limiting the other terms of this Article VIII and the application of Law, including the Transfer Regulations, the Buyers shall recognize service of each Transferred Employee with the Sellers or any Affiliates or predecessor companies for purposes of determining entitlement to vacation following the Closing Date under the applicable vacation policy of the Sellers.

Section 8.7        Recognition of Service.  Without in any way limiting the foregoing provisions of this Article VIII and the application of Law, including the Transfer Regulations, the Buyers shall take all necessary action to cause each Transferred Employee’s service with the Sellers, or any predecessor companies only to the extent that such service is recognized for similar purposes by the Sellers, to be recognized solely for purposes of eligibility to participate and, to the degree applicable, vesting (and not for purposes of benefit accrual) under each retirement plan maintained by the Buyers in which Transferred Employees become eligible to participate upon or after the Closing, as if such service were rendered to the Buyers, provided that there shall be no duplication of benefits.

Section 8.8        Bonuses and Commissions.  Without in any way limiting the other terms of this Article VIII other the last sentence of this Section 8.8, and the application of Law, including the Transfer Regulations, the Buyers agree that for each Transferred Employee (i) with respect to any commission-based compensation arrangement in place immediately prior to the Closing, where any of the activities that constitute the transaction that must occur for a commission to be paid has begun or occurred prior to the Closing, the Buyers shall not change the terms and conditions required to be satisfied for the commission to be earned and (ii) with respect to any bonus or performance period that has begun but not finished as of the Closing, the Buyers shall not change the criteria or conditions required to be attained for the bonus to be paid.  Sellers shall be solely responsible for, and shall satisfy any obligations under, any arrangement pursuant to which any Mexx Canada Employee has any right to a change of control bonus, retention bonus, transaction bonus or similar “single trigger” payment as a result of the Transactions (it being understood and agreed that the Sellers shall not be responsible for any payment which is conditioned upon the occurrence of any one or more events other than the Closing of the Transactions).  Seller shall not, and shall cause its Affiliates not to, enter into any arrangement pursuant to which any Mexx Canada Employee has any right to receive a change of control bonus, retention bonus, transaction bonus or similar payment that contains a “double trigger” payment as a result of the Transactions (it being understood and agreed that the Sellers and their Affiliates shall not enter into any such arrangement that provides for any payment which is conditioned upon the occurrence of any one or more events other than the Closing of the Transactions).

Section 8.9        No Right to Compensation.  Without in any way limiting the other terms of this Article VIII and the application of Law, including the Transfer

Regulations, the Parties acknowledge and agree that no provision of this Agreement shall be construed to (i) create any right to any compensation or benefits whatsoever on the part of any Transferred Employee, Mexx Canada Employee or other future, present or former employee of the Parties or any of their respective Subsidiaries or Affiliates; (ii) guarantee employment for any period of time or preclude the ability of the Parties or any of their respective Subsidiaries or Affiliates, to legally terminate any employee or independent contractor for any reason at any time; or (iii) constitute an amendment to any Mexx Canada Benefit Plan or other employee benefit or compensation plans or arrangements.  Nothing in this Section 8.9 or elsewhere in this Agreement shall be deemed to make any Mexx Canada Employee, Transferred Employee or any other current or former employee or independent contractor (or any beneficiary or dependent thereof) a third party beneficiary of this Article VIII or this Agreement or any rights relating hereto.

Section 8.10      Employment, Consulting and Severance Agreements.  Except as otherwise provided in this Agreement, effective as of the Closing, Sellers shall use their reasonable best efforts (which, for this purpose, shall not require the Sellers to deliver any payment or compensation), to have any Transferred Employee set forth in Section 8.10 of the Sellers Disclosure Letter who is a party to an individual agreement that includes a non-competition covenant in favor of the Mexx Canada Business to agree to assignment of such agreement to the Buyers, and the Buyers shall assume all employment agreements; collective agreements; certification orders; consulting, indemnification, termination, severance, Assigned Mexx Canada Benefit Plans, or any other agreements with or in connection with any Transferred Employee or any trade union or association of employees to which any of the Sellers and their respective Subsidiaries is a party as are in effect immediately prior to Closing.  Notwithstanding the foregoing, if any former employee of the Mexx Canada Business is party to an agreement which includes restrictive covenants that protect the Mexx Canada Business, then the Buyers and their respective Subsidiaries shall have the right to enforce such covenants as they relate to the Mexx Canada Business and if any Mexx Canada Employee or former employee of a Seller or any of its Subsidiaries is party to an agreement which agreement includes restrictive covenants that protect the Liz Business, then such Seller and its Subsidiaries shall have the right to enforce such covenants as they relate to the Liz Business.

Section 8.11      Actions by the Buyers and the Sellers.  Any action required to be taken by the Buyers under this Article VIII may be taken by the Buyers and their respective Subsidiaries, and any actions required to be taken by the Sellers under this Article VIII may be taken by the Sellers and their respective Subsidiaries.

Section 8.12      Certain Notifications.  Prior to the Closing Date, the applicable Buyer shall deliver to each Transferred Employee who was an Automatic Transfer Employee as well as to any trade union that holds bargaining rights with respect to any Automatic Transfer Employee a letter confirming the transaction contemplated herein and confirming that, effective as of the Closing Date and in accordance with the Transfer Regulations, for Automatic Transfer Employees not covered by a collective agreement, that such Transferred Employee’s employment will be continued by such Buyer on terms and conditions substantially similar in the aggregate, including benefit plans comparable in the aggregate to the Non-Assigned Mexx Canada Benefit Plans to those existing as of the Closing Date and for unionized Automatic Transfer Employees, and if the Automatic Transfer Employee is covered by a collective agreement, that employment will be continued by the Buyer in accordance with the terms and conditions of the applicable collective agreement.  The applicable Buyer shall also file, where required by applicable Laws, within a reasonable time following the Closing Date, a motion pursuant to applicable Law, including the Transfer Regulations, in order to replace the Sellers as designated employer to applicable certification orders and collective agreements.  The Buyers shall provide a copy of the form of such communication to the Sellers for review reasonably in advance of being delivered to the concerned Transferred Employees and trade unions and the Buyers shall use reasonable best efforts to incorporate the Sellers’ comments thereto prior to such delivery.

Section 8.13      Non-Solicitation.

(a)        The Parties shall not, and the Parties shall cause each of their respective Subsidiaries not to, for a period of 24 months following the Closing, without the prior written consent of the other Party, either directly or indirectly, on their own behalf or in the service or on behalf of others, solicit, aid, induce or encourage any individual who (in the case of Sellers) is an employee of the Buyers or who (in the case of the Buyers) is a management level employee of a Seller or any of its Subsidiaries to whom Parent was introduced in connection with the Transactions as of the date of this Agreement to leave his or her employment; provided, however, that nothing in this Section 8.13 shall be deemed to prohibit any general solicitation for employment through advertisements and search firms not specifically directed at employees of the Buyers (in the case of the Sellers) or a Seller or any of its Subsidiaries (in the case of the Buyers); provided, further, that the applicable Party has not encouraged or advised such firm to approach any such employee.

(b)        Sellers shall not, and shall cause their Affiliates not to, for a period of 24 months following the Closing Date, hire any Mexx Canada Employee listed in Section 8.13 of the Parent Disclosure Letter.

Section 8.14      Trade Union Consultation.  The Sellers shall keep the Buyers informed of the status of ongoing collective bargaining negotiations with any trade union or Person between the date hereof and the Closing Date and will provide Buyers with copies of all documents tabled by either party in the course of collective bargaining negotiations, in a timely fashion.  The Sellers shall consult with the Buyers prior to entering into any agreement with respect to any collective agreement with any trade union or Person.  Prior to the Closing, the Sellers shall use their reasonable best efforts to obtain a revocation of the certification disclosed in Section 4.11(d) of the Sellers Disclosure Letter.

ARTICLE IX
CONDITIONS

Section 9.1        Conditions to Each Party’s Obligation.  The respective obligation of each Party to effect the Transactions is subject to and conditioned on the substantially concurrent (but immediately succeeding) closing of the transactions contemplated by the Merger Agreement and the satisfaction or waiver by both the Company and Parent on or before the Closing Date of each of the following conditions:

(a)        Competition.  In the event the thresholds in Part IX of the Competition Act (Canada) are exceeded, the Competition Act Approval shall have been obtained.

(b)        No Orders.  No court in the United States of America, Canada or Europe shall have issued any Order that enjoins or otherwise prohibits consummation of the Transactions.

(c)        Canadian Release Letter.  The Parties shall have received the Canadian Release Letter.

Section 9.2        Conditions to Obligations of the Buyers.  The obligations of each of the Buyers to effect the Transactions are also subject to the satisfaction or waiver by Parent (on behalf of the Buyers) on or before the Closing Date of the following conditions:

(a)        Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Material Adverse Effect” qualifications contained in them, at and as of the Closing Date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties to be true and correct in all respects would not have a Material Adverse Effect.

(b)        Performance of Obligations.  The Sellers shall have performed in all material respects all obligations required to be performed by them on or before the Closing Date under this Agreement.

(c)        Officer’s Certificate.  At the Closing, Parent shall have received a certificate, signed by an executive officer of the Company, certifying as to the matters set forth in Section 9.2(a) and Section 9.2(b).

(d)        Ancillary Agreements.  At the Closing, the Sellers shall have executed and delivered to the Buyers all Ancillary Agreements to which the Sellers, either individually or collectively, are required to be a party.

Section 9.3        Conditions to Obligations of the Sellers.  The obligation of each of the Sellers to effect the Transactions is also subject to the satisfaction or waiver by the

Company (on behalf of the Sellers) on or before the Closing Date of the following conditions:

(a)        Representations and Warranties.  The representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Parent Material Adverse Effect” qualifications contained in them, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties to be true and correct in all respects would not have a Parent Material Adverse Effect.

(b)        Performance of Obligations.  The Buyers shall have performed in all material respects all obligations required to be performed by them on or before the Closing Date under this Agreement.

(c)        Officer’s Certificate.  At the Closing, LCCI shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 9.3(a) and Section 9.3(b).

(d)        Indebtedness.  (i) The Buyers shall have irrevocably confirmed in writing at the Closing that, immediately following the Closing, they will cause the ABL Canadian Obligations to be satisfied; and (ii) CanCo shall have executed and delivered a guarantee agreement in favor of the Canadian Administrative Agent under the ABL Credit Agreement in substantially the form set forth in Exhibit F hereto (the “CanCo Guarantee”) pursuant to which CanCo has guaranteed the payment of the ABL Canadian Obligations (it being expressly understood and agreed that CanCo shall have no other obligations or liabilities under the CanCo Guarantee), which CanCo Guarantee shall be terminated and released immediately upon the satisfaction of the ABL Canadian Obligations contemplated in clause (i) above.

(e)        Ancillary Agreements.  At the Closing, the Buyers shall have executed and delivered to the Sellers all Ancillary Agreements to which the Buyers, either individually or collectively, are required to be a party.

Section 9.4        Frustration of Closing Conditions.  Neither the Sellers, on the one hand, nor any of the Buyers, on the other hand, may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Section 9.1, Section 9.2 and Section 9.3, as the case may be, to be satisfied if such failure was materially contributed to by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Transactions, as required by and subject to Section 6.3, Section 6.6, Section 6.7 and Section 6.10.

ARTICLE X
TERMINATION, AMENDMENT AND WAIVER

Section 10.1      Termination by Mutual Consent.  This Agreement may be terminated at any time before the Closing Date by mutual written consent of LCCI and CanCo.

Section 10.2      Termination by Either CanCo or LCCI.  This Agreement may be terminated by either CanCo or LCCI at any time before the Closing Date:

(a)        if the Transactions have not been consummated by March 1, 2012 (the “Termination Date”); provided, that if the condition set forth in Section 9.1(a) or Section 9.1(b) has not been satisfied and all other conditions in Article IX are satisfied or are capable of being satisfied by such date, then either Party may elect, by notice to the other Party, to extend the Termination Date by one month.  Notwithstanding the foregoing, the right to terminate this Agreement under this Section 10.2(a) shall not be available to (i) any Party whose breach of any covenant or agreement of this Agreement has materially contributed to, or resulted in, the failure to consummate the Transactions by such date and (ii) CanCo, if the Transactions have not been consummated by such date as a result of the failure of Parent or CanCo to arrange the Financing; or

(b)        if any Order of any court in the United States of America, Canada or Europe permanently enjoins or otherwise prohibits consummation of the Transactions, and such Order has become final and nonappealable.

Section 10.3      Termination by CanCo.  This Agreement may be terminated by CanCo at any time before the Closing Date if the Sellers breach any of their representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 9.2(a) or Section 9.2(b) and (ii) has not been cured by the applicable Seller within twenty Business Days after LCCI’s receipt of written notice of such breach from CanCo, but only so long as none of the Buyers are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 9.3(a) or Section 9.3(b).

Section 10.4      Termination by LCCI.  This Agreement may be terminated by LCCI at any time before the Closing Date if the Buyers breach any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 9.3(a) or Section 9.3(b) and (ii) has not been cured by the applicable Buyer within twenty Business Days after CanCo’s receipt of written notice of such breach from LCCI, but only so long as none of the Sellers are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 9.2(a) or Section 9.2(b).

Section 10.5      Automatic Termination.  This Agreement shall terminate automatically and without further action by any of the Parties immediately upon the valid termination of the Merger Agreement in accordance with its terms.

Section 10.6      Effect of Termination.  If this Agreement is terminated pursuant to this Article X, except as set forth in this Section 10.6, it shall become void and of no further force and effect, with no liability on the part of any Party (or any stockholder or Representative of such Party); except if such termination results from the (a) willful failure of any Party to perform its covenants, obligations or agreements contained in this Agreement, (b) failure of any Party to consummate the Transactions at the Closing when required or (c) the knowing and intentional material breach by any Party of its representations or warranties contained in this Agreement.  The provisions of Section 6.4(c), Section 6.9, the last sentence of Section 6.10(b)(ii), this Section 10.6, Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI
MISCELLANEOUS

Section 11.1      Interpretation.  Unless the express context otherwise requires:

(a)        the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)        terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)        the terms “Canadian Dollars” and “CDN$” mean Canadian Dollars, the lawful currency of Canada;

(d)        the terms “U.S. Dollars” and “US$” mean U.S. Dollars, the lawful currency of the United States of America;

(e)        references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(f)         wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g)        references herein to any gender shall include each other gender;

(h)        references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 11.1 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(i)         references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(j)         with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(k)        the word “or” shall be disjunctive but not exclusive;

(l)         references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(m)       references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(n)        the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties;

(o)        references to “made available” shall mean that such documents or information referenced shall have been contained in the electronic data room for Project Malibu2011 maintained by Merrill Corporation to which Parent and its counsel had access (the “VDR”) at least one Business Day prior to the date of this Agreement, or have otherwise been delivered or provided in writing or electronically by email to the applicable Person or its Representatives prior to the execution of this Agreement;

(p)        if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(q)        references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of the date of the execution and delivery of this Agreement.”

Section 11.2      Authorization of Seller Representative.

(a)        Each Seller, by its execution of this Agreement, hereby appoints, authorizes and empowers the Company, with full power of substitution and resubstitution, to act as its representative (the “Seller Representative”), for the benefit of the Sellers, and as the exclusive agent and attorney-in-fact to act on behalf of the Sellers, in connection with and to facilitate the consummation of the Transactions, which shall include the power and authority to:

(i)         execute and deliver the Ancillary Agreements (with such modifications or changes therein as to which the Seller Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications to this Agreement and the Ancillary Agreements as the Seller Representative, in its sole discretion, deems necessary or desirable;

(ii)        execute and deliver such waivers and consents in connection with this Agreement and the Ancillary Agreements and the consummation of the Transactions as the Seller Representative, in its sole discretion, deems necessary or desirable;

(iii)       collect and receive all moneys and other proceeds and property payable to the Seller Representative pursuant to this Agreement as described herein or otherwise payable to the Seller Representative pursuant to this Agreement, and, subject to any applicable withholding retention laws, and net of any out-of-pocket expenses incurred by the Seller Representative, the Seller Representative shall disburse, deliver and pay the same, no later than three Business Days from the date of receipt of such moneys, proceeds and/or property by the Seller Representative, to the Sellers;

(iv)       enforce and protect the rights and interests of the Sellers and to enforce and protect the rights and interests of the Sellers as the Seller Representative arising out of or under or in any manner relating to this Agreement and the Ancillary Agreements, and each other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein or therein, and to take any and all actions which the Seller Representative believes are necessary or appropriate under this Agreement for and on behalf of the Sellers, including, without limitation, asserting or pursuing any claim, action, proceeding or investigation (a “Claim”) against the Buyers, defending any Damages or Claims by the Buyer Indemnitees, consenting to, compromising or settling any such Claims, conducting negotiations with the Buyers and their respective Representatives regarding such Claims, and, in connection therewith, to (A) assert or institute any Claim, (B) investigate, defend, contest or litigate any Claim initiated by the Buyers or any other Person, or by any federal, state or local Governmental Authority against the Seller Representative and/or any of the Sellers, and receive process on behalf of any or all Sellers in any such Claim and compromise or settle on such terms as the Seller Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to any such Claim, (C) file any proofs of debt, claims and petitions as the Seller Representative may deem advisable or necessary and (D) file and prosecute appeals from any decision, judgment or award rendered in any such Claim, it being understood that the Seller Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions;

(v)        refrain from enforcing any right of any of the Sellers and/or the Seller Representative arising out of or under or in any manner relating to this Agreement, or any other agreement, instrument or document in connection with the foregoing; provided, however, that no such failure to act on the part of the

Seller Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Seller Representative or by such Sellers unless such waiver is in writing signed by the waiving Sellers or by the Seller Representative; and

(vi)       make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, unit powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Seller Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the Transactions or the transactions contemplated by the Ancillary Agreements and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith.

(b)        The Seller Representative shall not be entitled to any fee, commission or other compensation for the performance of its services hereunder.

(c)        The Buyers shall have the right to rely upon all actions taken or omitted to be taken by the Seller Representative pursuant to this Agreement and the Ancillary Agreements, all of which actions or omissions shall be legally binding upon the Sellers.

(d)        The grant of authority provided for herein is coupled with an interest and shall be irrevocable and survive the bankruptcy or liquidation of any Seller and shall survive the Closing.

Section 11.3      Governing Law.  This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy (whether in contract or tort) arising out of or relating to this Agreement, or the negotiation, execution or performance of this Agreement (including any cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement), shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to conflict of law principles thereof that would result in the application of the Laws of another jurisdiction.

Section 11.4      Submission to Jurisdiction; Service.  Each Party (on behalf of itself and its Affiliates) (a) irrevocably and unconditionally submits to the personal jurisdiction of the state and federal courts located in New York, New York, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the state or federal courts located in New York, New York (the “Chosen Courts”), (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not (and will not permit any of its Affiliates to) bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the aforesaid courts.  Notwithstanding the foregoing, nothing herein shall prevent or limit any Party from seeking to enforce any judgment of the Chosen Courts in any court of competent jurisdiction.  The Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.6 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 11.5      WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.

Section 11.6      Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a Party as shall be specified by like notice):

If to the Sellers, to:

Liz Claiborne, Inc.
1441 Broadway
New York, NY 10018
Attention: Nicholas Rubino, Senior VP & General Counsel
Facsimile: (201) 295-6118
Email: nick_rubino@liz.com

with copies (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9
Attention: Rocco M. Delfino, Esq.
Facsimile: (416) 947-0866
Email: rdelfino@stikeman.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention: Robert B. Schumer, Esq.
Justin G. Hamill, Esq.
Facsimile: (212) 757-3990
Email: rschumer@paulweiss.com
jhamill@paulweiss.com

and

Baker & McKenzie Amsterdam N.V.
Claude Debussylaan 54
P.O. Box 2720, 1000 CS
Amsterdam, the Netherlands
Attention: Maurits J. Tausk, Esq.
Facsimile: +31 20 551 7408
Email: Maurits.Tausk@bakermckenzie.com

If to the Buyers, to:

c/o The Gores Group
10877 Wilshire Boulevard, 18th Floor
Los Angeles, CA 90024
Attention: General Counsel
Facsimile: (310) 443-2149
Email: ehattler@gores.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
875 Third Avenue
New York, New York 10022
Attention: William J. Curtin, III, Esq.
Alexander B. Johnson, Esq.
Facsimile: (212) 918-3100
Email: william.curtin@hoganlovells.com
alex.johnson@hoganlovells.com

and

Hogan Lovells International LLP
Keizersgracht 555
1017 DR Amsterdam, the Netherlands
Attention: Johannes Buntjer, Esq.
Facsimile: + 31 20 553 3777
Email: johannes.buntjer@hoganlovells.com

and

Goodmans LLP
Bay Adelaide Centre
333 Bay Street 3400
Toronto, ON M5H 2S7
Attention: Lawrence Chernin, Esq.
Facsimile: (416) 979-1234
Email: lchernin@goodmans.ca

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or email, on the day on which such facsimile or email was sent, (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

Section 11.7      Amendment.  This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 11.8      Extension; Waiver.  At any time before the Closing, Parent (on behalf of the Buyers), on the one hand, and the Company (on behalf of the Sellers), on the other hand, may (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a Party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party.  The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 11.9      Entire Agreement.  This Agreement (including the exhibits and schedules hereto), the Sellers Disclosure Letter, the Parent Disclosure Letter, the Ancillary Agreements, and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the Parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the Parties.  The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter hereof exclusively in contract pursuant to the express terms and provisions of this Agreement and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.  Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; the Parties specifically acknowledge that no Party has any special relationship with another party that would justify any expectation beyond that of ordinary parties in an arm’s-length transaction.

Section 11.10    No Third-Party Beneficiaries.  Except for the provisions of the last sentence of Section 6.10(b)(ii) and Section 7.2, each of which shall be for the benefit of the Persons identified therein, the Parties hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 11.11    Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 11.12    Rules of Construction.  The Parties have participated jointly in negotiating and drafting this Agreement.  If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such Party that such item is material, that such item has had or would have a Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 11.13    Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the Parties and their permitted successors and assigns.  No Party may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other Parties, which any such party may withhold in its absolute discretion, except that Parent may assign all or any portion of its rights, but not any of its obligations, hereunder without such consent of the other Parties to any bona fide unaffiliated third party lender providing financing to Parent or any of its Affiliates, for collateral security purposes, and any such lender may exercise all of the rights and remedies of such Parent hereunder, so long as, in each case, such assignment does not and would not be reasonably expected to materially impair or delay the consummation of the Transactions.  Any purported assignment without such prior written consents shall be void.

Section 11.14    Specific Performance.  The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the Parties hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the Parties hereby further acknowledge and agree that prior to the Closing, the Sellers shall be entitled to specific performance (a) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 6.10 by the Buyers, and (b) if the Buyers fail to complete the Closing if and when required to complete the Closing pursuant to Section 3.1, to cause Parent and/or CanCo to enforce the Equity Commitment Letter and to cause the Transactions to be consummated, including to effect the Closing in accordance with Section 3.1, on the terms and subject to the conditions in this Agreement.  Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement on the basis that (i) the other party has an adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 11.15    Exhibits and Schedules.  All exhibits, disclosure letters and other documents expressly incorporated into this Agreement are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.  The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in any Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 11.16    Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.  This Agreement shall become effective when, and only when, each Party shall have received a counterpart signed by all of the other Parties.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

BUYERS:

GORES MALIBU HOLDINGS (LUXEMBOURG) S.À R.L.

By:	/s/ Jean-Philippe Mersey
	Name:	Jean-Philippe Mersey
	Title:	Manager B

By:	/s/ Steven G. Eisner
	Name:	Steven G. Eisner
	Title:	Manager A

3256890 NOVA SCOTIA LIMITED

By:	/s/ Steven G. Eisner
	Name:	Steven G. Eisner
	Title:	Vice President and Secretary

SELLERS:

LIZ CLAIBORNE, INC.

By:	/s/ Andrew Warren
	Name:	Andrew Warren
	Title:	Executive Vice President and
Chief Financial Officer

LIZ CLAIBORNE CANADA INC.

By:	/s/ Andrew Warren
	Name:	Andrew Warren
	Title:	Executive Vice President and
Chief Financial Officer